Exhibit 99.1

LUCAS GC LIMITED

Room 1109, 11/F, Tower A

Star Plaza, No. 8 Wangjing Street

Chaoyang District

Beijing 100102, China

Notice of Extraordinary General Meeting

To Be Held on October 2, 2026 at 9:00 a.m. Eastern Time

(or any adjournment or postponement thereof)

To the Shareholders of Lucas GC Limited:

Lucas GC Limited (the “Company,” or “we”) will hold an extraordinary general meeting (the “EGM”) on October 2, 2026 at 9:00 a.m., Eastern Time (9:00 p.m. Beijing Time on October 2, 2026), and at any adjournment or postponement thereof. The EGM is a virtual shareholder meeting and will be held via a live webcast. A Zoom account is required to register. There will be no physical meeting. Shareholders will be able to access the virtual EGM, vote their shares and submit their questions during the meeting by registering in advance at https://meeting.vstocktransfer.com/LUCASOCT26. Additional instructions regarding voting are listed on the proxy card.

The EGM is called for the following purposes:

1.	Proposal One: To consider and approve as an ordinary resolution to ratify the share consolidation (the “Share Consolidation”) with an exact ratio of one hundred and twenty-five (125)-for-one (1), such that every one hundred and twenty-five (125) Class A ordinary shares of a par value of US$0.0002 each be consolidated into one (1) Class A ordinary share of a par value of US$0.025 of the Company and every one hundred and twenty-five (125) Class B ordinary shares of a par value of US$0.0002 each be consolidated into one (1) Class B ordinary share of a par value of US$0.025 of the Company taking effect on September 1, 2026, and rounding up any fractional shares resulting from the share consolidation to the nearest whole ordinary share, as a result of which, the authorized share capital of the Company shall be changed from US$500,000 divided into 2,500,000,000 shares of US$0.0002 each, comprising 2,475,000,000 Class A ordinary shares of a par value of US$0.0002 each and 25,000,000 Class B ordinary shares of a par value of US$0.0002 each to US$500,000 divided into 20,000,000 shares of US$0.025 each, comprising 19,800,000 Class A ordinary shares of a par value of US$0.025 each and 200,000 Class B ordinary shares of a par value of US$0.025 each, which was previously adopted by a unanimous written resolution of the board of directors of the Company (the “Board”) passed on May 28, 2026 as authorized by an ordinary resolution passed at the previous extraordinary general meeting held on December 5, 2025, and further modified by Mr. Howard Lee, chairman of the Board and chief executive officer of the Company on August 20, 2026, pursuant to the authority delegated under the Board resolution passed on May 28, 2026 (the “Ratification of the Share Consolidation”).

2.	Proposal Two: Subject to approval by the shareholders of Proposal One, to consider and approve as a special resolution to ratify the adoption of the amended and restated memorandum and articles of association to reflect the Share Consolidation taking effect on September 1, 2026, in the form attached to the proxy statement as Annex A (the “Amended and Restated M&AA I”) (the “Ratification of Adoption of the Amended and Restated M&AA I”).

3.

Proposal Three: To consider and approve as a special resolution to amend of Article 35.4(a) of the amended and restated memorandum and articles of association (the “Current M&AA”) of the Company currently in effect with immediate effect to reflect the following amendment:

Article 35.4(a) of the Articles be amended by deleting the words “post, shall be deemed to have been served five (5) calendar days after the time when the letter containing the same is posted” and replacing them with “post, shall be deemed to have been served three (3) calendar days after the time when the letter containing the same is posted”, so that, with effect from the date of the EGM, notice of any general meeting or other notice or document served by post shall be deemed served three (3) calendar days after posting rather than five (5) calendar days after posting (the “M&AA Notice Amendment”).

4.	Proposal Four: Subject to approval by the shareholders of Proposal One and Proposal Two, to consider and approve as a special resolution, subject to all further requirements prescribed by Sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) being complied with, that (collectively, the “Share Capital Restructuring”):

Share Capital Reduction

A.	the par value of each issued and outstanding Class A ordinary share of US$0.025 par value each and Class B ordinary share of US$0.025 par value each in the share capital of the Company be reduced to US$0.00001 by cancelling US$0.02499 of the paid-up capital on each of the issued and outstanding Class A ordinary shares of US$0.0.025 par value each and Class B ordinary shares of US$0.025 par value each (the “Share Capital Reduction”);

B.	following the Share Capital Reduction, the amount deemed to be paid up on each issued and outstanding Class A ordinary share and Class B ordinary share of the Company shall be US$0.00001;

C.	the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the Board may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

Share Capital Subdivision

D.	immediately following the Share Capital Reduction:

	i.	each authorized but unissued Class A ordinary share of US$0.025 par value each be subdivided into 2,500 Class A ordinary shares of US$0.00001 par value each; and

	ii.	each authorized but unissued Class B ordinary share of US$0.025 par value each be subdivided into 2,500 Class B ordinary shares of US$0.00001 par value each (collectively, the “Share Capital Subdivision”);

Share Capital Increase

E.	immediately following the Share Capital Subdivision, the authorized share capital of the Company be altered by the creation of such number of additional Class A ordinary shares of US$0.00001 par value each and additional Class B ordinary shares of US$0.00001 par value each that will result in the Company having authorized share capital of US$500,000 divided into 50,000,000,000 ordinary shares of a par value of US$0.00001 each, comprising 49,500,000,000 Class A ordinary shares of a par value of US$0.00001 each and 500,000,000 Class B ordinary shares of a par value of US$0.00001 each (the “Share Capital Increase”); and

Authorized Share Capital Confirmation

F.	immediately following the Share Capital Reduction, the Share Capital Subdivision and the Share Capital Increase, the authorized share capital of the Company shall be US$500,000 divided into 50,000,000,000 ordinary shares of a par value of US$0.00001 each, comprising 49,500,000,000 Class A ordinary shares of a par value of US$0.00001 each and 500,000,000 Class B ordinary shares of a par value of US$0.00001 each.

5.	Proposal Five: Subject to and with effect immediately following the M&AA Notice Amendment and the Share Capital Restructuring, to consider and approve as a special resolution to adopt the amended and restated memorandum and articles of association, in the form attached to the proxy statement as Annex B (the “Amended and Restated M&AA II”), in substitution for, and to the exclusion of, the Company’s amended and restated memorandum and articles of association currently in effect, to reflect the M&AA Notice Amendment and the Share Capital Restructuring (the “Adoption of the Amended and Restated M&AA II”).

6.

Proposal Six: To consider and approve as an ordinary resolution to approve the Company’s share capital (whether issued or unissued) to be consolidated at the applicable ratio pursuant to the terms and conditions provided below (the “Further Share Consolidation”):

A.	at any time after the conclusion of the EGM, if the closing price of the Company’s Class A ordinary shares falls below $1.00 for twenty (20) consecutive trading days and is less than $1.00 and equal to or above $0.50 at the closing of the market on the twentieth (20) trading day, the Company’s share capital (whether issued or unissued), shall be consolidated at a ratio of 10-to-1, such that (i) every 10 Class A ordinary shares of a par value of US$0.00001 each be consolidated into one Class A ordinary share of a par value of US$0.0001 each, and (ii) every 10 Class B ordinary shares of a par value of US$0.00001 each be consolidated into one Class B ordinary share of a par value of US$0.0001 each (the “10-1 Share Consolidation”), and the rounding up of any fractional shares resulting from the 10-1 Share Consolidation to the nearest whole ordinary share, which shall take effect on the twenty-first (21) trading day, and upon the 10-1 Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$500,000 divided into 50,000,000,000 ordinary shares of a par value of US$0.00001 each, comprising 49,500,000,000 Class A ordinary shares of a par value of US$0.00001 each and 500,000,000 Class B ordinary shares of a par value of US$0.00001 each.

TO: US$500,000 divided into 5,000,000,000 ordinary shares of a par value of US$0.0001 each, comprising 4,950,000,000 Class A ordinary shares of a par value of US$0.0001 each and 50,000,000 Class B ordinary shares of a par value of US$0.0001 each;

B.	at any time after the conclusion of the EGM, if the closing price of the Company’s Class A ordinary shares falls below $1.00 for twenty (20) consecutive trading days and is less than $0.50 and equal to or above $0.25 at the closing of the market on the twentieth (20) trading day, the Company’s share capital (whether issued or unissued), shall be consolidated at a ratio of 20-to-1, such that (i) every 20 Class A ordinary shares of a par value of US$0.00001 each be consolidated into one Class A ordinary share of a par value of US$0.0002 each, and (ii) every 20 Class B ordinary shares of a par value of US$0.00001 each be consolidated into one Class B ordinary share of a par value of US$0.0002 each (the “20-1 Share Consolidation”), and the rounding up of any fractional shares resulting from the 20-1 Share Consolidation to the nearest whole ordinary share, which shall take effect on the twenty-first (21) trading day, and upon the 20-1 Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$500,000 divided into 50,000,000,000 ordinary shares of a par value of US$0.00001 each, comprising 49,500,000,000 Class A ordinary shares of a par value of US$0.00001 each and 500,000,000 Class B ordinary shares of a par value of US$0.00001 each.

TO: US$500,000 divided into 2,500,000,000 ordinary shares of a par value of US$0.0002 each, comprising 2,475,000,000 Class A ordinary shares of a par value of US$0.0002 each and 25,000,000 Class B ordinary shares of a par value of US$0.0002 each;

C.	at any time after the conclusion of the EGM, if the closing price of the Company’s Class A ordinary shares falls below $1.00 for twenty (20) consecutive trading days and is less than $0.25 and equal to or above $0.10 at the closing of the market on the twentieth (20) trading day, the Company’s share capital (whether issued or unissued), shall be consolidated at a ratio of 50-to-1, such that (i) every 50 Class A ordinary shares of a par value of US$0.00001 each be consolidated into one Class A ordinary share of a par value of US$0.0005 each, and (ii) every 50 Class B ordinary shares of a par value of US$0.00001 each be consolidated into one Class B ordinary share of a par value of US$0.0005 each (the “50-1 Share Consolidation”), and the rounding up of any fractional shares resulting from the 50-1 Share Consolidation to the nearest whole ordinary share, which shall take effect on the twenty-first (21) trading day, and upon the 50-1 Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$500,000 divided into 50,000,000,000 ordinary shares of a par value of US$0.00001 each, comprising 49,500,000,000 Class A ordinary shares of a par value of US$0.00001 each and 500,000,000 Class B ordinary shares of a par value of US$0.00001 each.

TO: US$500,000 divided into 1,000,000,000 ordinary shares of a par value of US$0.0005 each, comprising 990,000,000 Class A ordinary shares of a par value of US$0.0005 each and 10,000,000 Class B ordinary shares of a par value of US$0.0005 each;

D.	at any time after the conclusion of the EGM, if the closing price of the Company’s Class A ordinary shares falls below $1.00 for five (5) consecutive trading days and is less than $0.10 at the closing of the market on the sixth (6) trading day, the Company’s share capital (whether issued or unissued), shall be consolidated at a ratio of 80-to-1, such that (i) every 80 Class A ordinary shares of a par value of US$0.00001 each be consolidated into one Class A ordinary share of a par value of US$0.0008 each, and (ii) every 80 Class B ordinary shares of a par value of US$0.00001 each be consolidated into one Class B ordinary share of a par value of US$0.0008 each (the “80-1 Share Consolidation”), and the rounding up of any fractional shares resulting from the 80-1 Share Consolidation to the nearest whole ordinary share, which shall take effect on the sixth (6) trading day, and upon the 80-1 Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$500,000 divided into 50,000,000,000 ordinary shares of a par value of US$0.00001 each, comprising 49,500,000,000 Class A ordinary shares of a par value of US$0.00001 each and 500,000,000 Class B ordinary shares of a par value of US$0.00001 each.

TO: US$500,000 divided into 625,000,000 ordinary shares of a par value of US$0.0008 each, comprising 618,750,000 Class A ordinary shares of a par value of US$0.0008 each and 6,250,000 Class B ordinary shares of a par value of US$0.0008 each.

7.	Proposal Seven: Subject to approval by the shareholders of Proposal Five and entirely conditional upon the effectiveness of the Further Share Consolidation, to consider and approve as a special resolution to adopt an amended and restated memorandum and articles of association in substitution for and to the exclusion of, the memorandum and articles of association of the Company in effect immediately prior to the effectiveness of such Further Share Consolidation, to solely reflect such Further Share Consolidation (the “Adoption of New M&AA upon the Further Share Consolidation”).

8.	Proposal Eight: To consider and approve as an ordinary resolution to approve that with respect to the matters duly approved under these resolutions at the EGM, (a) Mr. Howard Lee, chairman of the Board and chief executive officer of the Company be, and is hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Ratification of the Share Consolidation, the Ratification of Adoption of the Amended and Restated M&AA I, the M&AA Notice Amendment, the Share Capital Restructuring, the Adoption of the Amended and Restated M&AA II, the Further Share Consolidation, and the Adoption of New M&AA upon the Further Share Consolidation and other proposals under the foregoing resolutions and of administrative nature, on behalf of the Company, including under seal where applicable, as he considers necessary, desirable or expedient to give effect to the foregoing resolutions; (b) the registered office service provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing resolutions; and (c) the Company’s share registrar and/or transfer agent be and is hereby instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director or officer of the Company instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly (from (a) to (c), the “General Authorization”).

9.	Proposal Nine: To consider and approve as an ordinary resolution to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One to Eight (the “Adjournment”).

The foregoing items of business are more completely described in the proxy statement accompanying this notice. The Board unanimously recommends that the shareholders vote “FOR” the Ratification of the Share Consolidation, vote “FOR” the Ratification of the Adoption of the Amended and Resated M&AA I, vote “FOR” the M&AA Notice Amendment, vote “FOR” the Share Capital Restructuring, vote “FOR” the Adoption of the Amended and Restated M&AA II, vote “FOR” the Further Share Consolidation, vote “FOR” the Adoption of New M&AA upon the Further Share Consolidation, vote “FOR” the General Authorization, and vote “FOR” the Adjournment.

The Board has established the close of business on September 10, 2026 as the “Record Date” that will determine the shareholders who are entitled to receive notice of, and to vote at, the EGM or at any adjournment or postponement of the EGM. The notice of the EGM, this proxy statement, and the proxy card will first be mailed or made available to shareholders on or about September 25, 2026.

Attendance at the EGM is limited to the Company’s shareholders, their proxies and invited guests of the Company. Your vote is important. Whether or not you expect to attend the EGM, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible to ensure your representation at such meeting. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof, and may nevertheless vote at the EGM. Shareholders may obtain a copy of these materials, free of charge, by contacting the Chairman of the Board.

By Order of the Board of Directors,

/s/ Howard Lee
Howard Lee
Chief Executive Officer and Chairman of the Board of Directors

September 18, 2026

IMPORTANT

Whether or not you expect to attend the EGM, you are urged to complete, sign, date and return the accompanying proxy form to ensure your representation at such meeting.

If your shares are held in street name, your broker, bank, custodian or other nominee holder cannot vote your shares, unless you direct the nominee holder how to vote by marking your proxy card.

LUCAS GC LIMITED

LUCAS GC LIMITED

Room 5A01, 4th Floor

Air China Building, Xiaoyun Road

Sanyuanqiao, Chaoyang District

Beijing 100027, China

PROXY STATEMENT

for

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held on October 2 at 9:00 a.m. Eastern Time

(or any adjournment or postponement thereof)

PROXY SOLICITATION

This Proxy Statement is furnished in connection with the solicitation of proxies by the board of the directors (the “Board”) of Lucas GC Limited (the “Company,” “we,” “us,” or “our”) to be held on October 2, 2026 at 9:00 a.m., Eastern Time (9:00 p.m. Beijing Time on October 2, 2026), and at any adjournment or postponement thereof. The EGM is a virtual shareholder meeting and will be held via a live webcast. There will be no physical meeting. Shareholders will be able to access the virtual EGM, vote their shares and submit their questions during the meeting by registering in advance at https://meeting.vstocktransfer.com/LUCASOCT26. A Zoom account is required to register. Additional instructions regarding voting are listed on the proxy card.

Only holders of record of the Class A ordinary shares, par value US$0.025 each, of the Company and Class B ordinary shares par value US$0.025 each, of the Company at the close of business on September 10, 2026 (the “Record Date”) are entitled to attend and vote at the EGM or at any adjournment thereof. The presence physically or by proxy of one or more shareholders holding Class A ordinary shares and Class B ordinary shares which carry in aggregate not less than one-third of all Ordinary Shares entitled to vote as of the Record Date shall form a quorum.

Any shareholder giving such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to the Chairman of the Board, at the above stated address. Proxies may be solicited through the mails or direct communication with certain shareholders or their representatives by Company officers, directors, or employees, who will receive no additional compensation therefor.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy on which no direction is specified will be voted in favor of the actions described in this Proxy Statement.

The Company will bear the entire cost of preparing, assembling, printing and mailing this Proxy Statement, the accompanying proxy form, and any additional material that may be furnished to shareholders. The date on which this Proxy Statement and the accompanying Proxy Form will first be mailed or made available to the Company’s shareholders is on or about September 25, 2026.

We have elected to provide access to our proxy materials by sending you this full set of proxy materials, including the notice of our EGM, this Proxy Statement and a proxy card to shareholders.

Your vote is important. Whether or not you expect to attend the EGM, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible to ensure your representation at such meeting. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof, and may nevertheless vote at the EGM. If you hold your shares in street name and wish to vote your shares at the EGM, you should contact your broker, bank, custodian or other nominee holder about getting a proxy appointing you to vote your shares.

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QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING

The following questions and answers are intended to address briefly some commonly asked questions regarding the EGM. These questions and answers may not address all of the questions that may be important to you as a shareholder. To better understand these matters you should carefully read this entire proxy statement.

Q: Why am I receiving this proxy statement?

A: The Company is holding its EGM to approve the Ratification of the Share Consolidation, the Ratification of the Adoption of the Amended and Restated M&AA I, the M&AA Notice Amendment, the Share Capital Restructuring, the Adoption of the Amended and Restated M&AA II, the Further Share Consolidation, the Adoption of New M&AA upon the Further Share Consolidation, the General Authorization, and the Adjournment.

We have included in this proxy statement important information about the EGM. You should read this information carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending the EGM. Your vote is very important and we encourage you to submit your proxy as soon as possible.

Q: What proposals are the shareholders being asked to consider?

A: The shareholders are being asked:

1.	To consider and approve as an ordinary resolution to ratify the share consolidation (the “Share Consolidation”) with an exact ratio of one hundred and twenty-five (125)-for-one (1), such that every one hundred and twenty-five (125) Class A ordinary shares of a par value of US$0.0002 each be consolidated into one (1) Class A ordinary share of a par value of US$0.025 of the Company and every one hundred and twenty-five (125) Class B ordinary shares of a par value of US$0.0002 each be consolidated into one (1) Class B ordinary share of a par value of US$0.025 of the Company taking effect on September 1, 2026, and rounding up any fractional shares resulting from the share consolidation to the nearest whole ordinary share, as a result of which, the authorized share capital of the Company shall be changed from US$500,000 divided into 2,500,000,000 shares of US$0.0002 each, comprising 2,475,000,000 Class A ordinary shares of a par value of US$0.0002 each and 25,000,000 Class B ordinary shares of a par value of US$0.0002 each to US$500,000 divided into 20,000,000 shares of US$0.025 each, comprising 19,800,000 Class A ordinary shares of a par value of US$0.025 each and 200,000 Class B ordinary shares of a par value of US$0.025 each, which was previously adopted by a unanimous written resolution of the board of the directors of the Company (the “Board”) passed on May 28, 2026 as authorized by an ordinary resolution passed at the previous extraordinary general meeting held on December 5, 2025, and further modified by Mr. Howard Lee, chairman of the Board and chief executive officer of the Company on August 20, 2026, pursuant to the authority delegated under the Board resolution passed on May 28, 2026 (the “Ratification of the Share Consolidation”).

2.	Subject to approval by the shareholders of Proposal One, to consider and approve as a special resolution to ratify the adoption of the amended and restated memorandum and articles of association to reflect the Share Consolidation taking effect on September 1, 2026, in the form attached to the proxy statement as Annex A (the “Amended and Restated M&AA I”) (the “Ratification of Adoption of the Amended and Restated M&AA I”).

3.

To consider and approve as a special resolution to amend of Article 35.4(a) of the amended and restated memorandum and articles of association (the “Current M&AA”) of the Company currently in effect with immediate effect to reflect the following amendment:

Article 35.4(a) of the Articles be amended by deleting the words “post, shall be deemed to have been served five (5) calendar days after the time when the letter containing the same is posted” and replacing them with “post, shall be deemed to have been served three (3) calendar days after the time when the letter containing the same is posted”, so that, with effect from the date of the EGM, notice of any general meeting or other notice or document served by post shall be deemed served three (3) calendar days after posting rather than five (5) calendar days after posting (the “M&AA Notice Amendment”).

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4.	Subject to approval by the shareholders of Proposal One and Proposal Two, to consider and approve as a special resolution, and all further requirements prescribed by Sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) being complied with, that (collectively, the “Share Capital Restructuring”):

Share Capital Reduction

A.	the par value of each issued and outstanding Class A ordinary share of US$0.025 par value each and Class B ordinary share of US$0.025 par value each in the share capital of the Company be reduced to US$0.00001 by cancelling US$0.02499 of the paid-up capital on each of the issued and outstanding Class A ordinary shares of US$0.0.025 par value each and Class B ordinary shares of US$0.025 par value each (the “Share Capital Reduction”);

B.	following the Share Capital Reduction, the amount deemed to be paid up on each issued and outstanding Class A ordinary share and Class B ordinary share of the Company shall be US$0.00001;

C.	the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the Board may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

Share Capital Subdivision

D.	immediately following the Share Capital Reduction:

i.	each authorized but unissued Class A ordinary share of US$0.025 par value each be subdivided into 2,500 Class A ordinary shares of US$0.00001 par value each; and

ii.	each authorized but unissued Class B ordinary share of US$0.025 par value each be subdivided into 2,500 Class B ordinary shares of US$0.00001 par value each (collectively, the “Share Capital Subdivision”);

Share Capital Increase

E.	immediately following the Share Capital Subdivision, the authorized share capital of the Company be altered by the creation of such number of additional Class A ordinary shares of US$0.00001 par value each and additional Class B ordinary shares of US$0.00001 par value each that will result in the Company having authorized share capital of US$500,000 divided into 50,000,000,000 ordinary shares of a par value of US$0.00001 each, comprising 49,500,000,000 Class A ordinary shares of a par value of US$0.00001 each and 500,000,000 Class B ordinary shares of a par value of US$0.00001 each (the “Share Capital Increase”); and

Authorized Share Capital Confirmation

F.	immediately following the Share Capital Reduction, the Share Capital Subdivision and the Share Capital Increase, the authorized share capital of the Company shall be US$500,000 divided into 50,000,000,000 ordinary shares of a par value of US$0.00001 each, comprising 49,500,000,000 Class A ordinary shares of a par value of US$0.00001 each and 500,000,000 Class B ordinary shares of a par value of US$0.00001 each.

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5.	Subject to and with effect immediately following the M&AA Notice Amendment and the Share Capital Restructuring the Share Capital Restructuring, to consider and approve as a special resolution to adopt the amended and restated memorandum and articles of association, in the form attached to the proxy statement as Annex B (the “Amended and Restated M&AA II”), in substitution for, and to the exclusion of, the Company’s amended and restated memorandum and articles of association currently in effect, to reflect the and with effect immediately following the M&AA Notice and the Share Capital Restructuring (the “Adoption of the Amended and Restated M&AA II”).

6.

To consider and approve as an ordinary resolution to approve the Company’s share capital (whether issued or unissued) to be consolidated at the applicable ratio pursuant to the terms and conditions provided below (the “Further Share Consolidation”):

A.	at any time after the conclusion of the EGM, if the closing price of the Company’s Class A ordinary shares falls below $1.00 for twenty (20) consecutive trading days and is less than $1.00 and equal to or above $0.50 at the closing of the market on the twentieth (20) trading day, the Company’s share capital (whether issued or unissued), shall be consolidated at a ratio of 10-to-1, such that (i) every 10 Class A ordinary shares of a par value of US$0.00001 each be consolidated into one Class A ordinary share of a par value of US$0.0001 each, and (ii) every 10 Class B ordinary shares of a par value of US$0.00001 each be consolidated into one Class B ordinary share of a par value of US$0.0001 each (the “10-1 Share Consolidation”), and the rounding up of any fractional shares resulting from the 10-1 Share Consolidation to the nearest whole ordinary share, which shall take effect on the twenty-first (21) trading day, and upon the 10-1 Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$500,000 divided into 50,000,000,000 ordinary shares of a par value of US$0.00001 each, comprising 49,500,000,000 Class A ordinary shares of a par value of US$0.00001 each and 500,000,000 Class B ordinary shares of a par value of US$0.00001 each.

TO: US$500,000 divided into 5,000,000,000 ordinary shares of a par value of US$0.0001 each, comprising 4,950,000,000 Class A ordinary shares of a par value of US$0.0001 each and 50,000,000 Class B ordinary shares of a par value of US$0.0001 each;

B.	at any time after the conclusion of the EGM, if the closing price of the Company’s Class A ordinary shares falls below $1.00 for twenty (20) consecutive trading days and is less than $0.50 and equal to or above $0.25 at the closing of the market on the twentieth (20) trading day, the Company’s share capital (whether issued or unissued), shall be consolidated at a ratio of 20-to-1, such that (i) every 20 Class A ordinary shares of a par value of US$0.00001 each be consolidated into one Class A ordinary share of a par value of US$0.0002 each, and (ii) every 20 Class B ordinary shares of a par value of US$0.00001 each be consolidated into one Class B ordinary share of a par value of US$0.0002 each (the “20-1 Share Consolidation”), and the rounding up of any fractional shares resulting from the 20-1 Share Consolidation to the nearest whole ordinary share, which shall take effect on the twenty-first (21) trading day, and upon the 20-1 Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$500,000 divided into 50,000,000,000 ordinary shares of a par value of US$0.00001 each, comprising 49,500,000,000 Class A ordinary shares of a par value of US$0.00001 each and 500,000,000 Class B ordinary shares of a par value of US$0.00001 each.

TO: US$500,000 divided into 2,500,000,000 ordinary shares of a par value of US$0.0002 each, comprising 2,475,000,000 Class A ordinary shares of a par value of US$0.0002 each and 25,000,000 Class B ordinary shares of a par value of US$0.0002 each;

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C.	at any time after the conclusion of the EGM, if the closing price of the Company’s Class A ordinary shares falls below $1.00 for twenty (20) consecutive trading days and is less than $0.25 and equal to or above $0.10 at the closing of the market on the twentieth (20) trading day, the Company’s share capital (whether issued or unissued), shall be consolidated at a ratio of 50-to-1, such that (i) every 50 Class A ordinary shares of a par value of US$0.00001 each be consolidated into one Class A ordinary share of a par value of US$0.0005 each, and (ii) every 50 Class B ordinary shares of a par value of US$0.00001 each be consolidated into one Class B ordinary share of a par value of US$0.0005 each (the “50-1 Share Consolidation”), and the rounding up of any fractional shares resulting from the 50-1 Share Consolidation to the nearest whole ordinary share, which shall take effect on the twenty-first (21) trading day, and upon the 50-1 Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$500,000 divided into 50,000,000,000 ordinary shares of a par value of US$0.00001 each, comprising 49,500,000,000 Class A ordinary shares of a par value of US$0.00001 each and 500,000,000 Class B ordinary shares of a par value of US$0.00001 each.

TO: US$500,000 divided into 1,000,000,000 ordinary shares of a par value of US$0.0005 each, comprising 990,000,000 Class A ordinary shares of a par value of US$0.0005 each and 10,000,000 Class B ordinary shares of a par value of US$0.0005 each;

D.	at any time after the conclusion of the EGM, if the closing price of the Company’s Class A ordinary shares falls below $1.00 for five (5) consecutive trading days and is less than $0.10 at the closing of the market on the sixth (6) trading day, the Company’s share capital (whether issued or unissued), shall be consolidated at a ratio of 80-to-1, such that (i) every 80 Class A ordinary shares of a par value of US$0.00001 each be consolidated into one Class A ordinary share of a par value of US$0.0008 each, and (ii) every 80 Class B ordinary shares of a par value of US$0.00001 each be consolidated into one Class B ordinary share of a par value of US$0.0008 each (the “80-1 Share Consolidation”), and the rounding up of any fractional shares resulting from the 80-1 Share Consolidation to the nearest whole ordinary share, which shall take effect on the sixth (6) trading day, and upon the 80-1 Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$500,000 divided into 50,000,000,000 ordinary shares of a par value of US$0.00001 each, comprising 49,500,000,000 Class A ordinary shares of a par value of US$0.00001 each and 500,000,000 Class B ordinary shares of a par value of US$0.00001 each.

TO: US$500,000 divided into 625,000,000 ordinary shares of a par value of US$0.0008 each, comprising 618,750,000 Class A ordinary shares of a par value of US$0.0008 each and 6,250,000 Class B ordinary shares of a par value of US$0.0008 each.

7.	Subject to approval by the shareholders of Proposal Six and entirely conditional upon the effectiveness of the Further Share Consolidation, to consider and approve as a special resolution to adopt an amended and restated memorandum and articles of association in substitution for and to the exclusion of, the memorandum and articles of association of the Company in effect immediately prior to the effectiveness of such Further Share Consolidation, to solely reflect such Further Share Consolidation (the “Adoption of New M&AA upon the Further Share Consolidation”).

8.	To consider and approve as an ordinary resolution to approve that with respect to the matters duly approved under these resolutions at the EGM, (a) Mr. Howard Lee, chairman of the Board and chief executive officer of the Company be, and is hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Ratification of the Share Consolidation, the Ratification of Adoption of the Amended and Restated M&AA I, the M&AA Notice Amendment, the Share Capital Restructuring, the Adoption of the Amended and Restated M&AA II, the Further Share Consolidation, and the Adoption of New M&AA upon the Further Share Consolidation and other proposals under the foregoing resolutions and of administrative nature, on behalf of the Company, including under seal where applicable, as he considers necessary, desirable or expedient to give effect to the foregoing resolutions; (b) the registered office service provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing resolutions; and (c) the Company’s share registrar and/or transfer agent be and is hereby instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director or officer of the Company instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly (from (a) to (c), the “General Authorization”).

9.	To consider and approve as an ordinary resolution to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One to Eight (the “Adjournment”).

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Q: What are the recommendations of the Board?

A: THE BOARD HAS DETERMINED THAT THE APPROVAL OF RATIFICATION OF THE SHARE CONSOLIDATION, THE RATIFICATION OF THE ADOPTION OF THE AMENDED AND RESATED M&AA I, THE M&AA NOTICE AMENDMENT, THE SHARE CAPITAL RESTRUCTURING, THE ADOPTION OF THE AMENDED AND RESTATED M&AA II, THE FURTHER SHARE CONSOLIDATION, THE ADOPTION OF NEW M&AA UPON THE FURTHER SHARE CONSOLIDATION, THE GENERAL AUTHORIZATION, AND THE ADJOURNMENT ARE ADVISABLE AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND HAS UNANIMOUSLY APPROVED THE PROPOSALS DESCRIBED HEREIN. THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THESE PROPOSALS.

Q: When and where will the EGM be held?

A: The EGM will be held on October 2, 2026 at 9:00 a.m., Eastern Time (9:00 p.m. Beijing Time on October 2, 2026), and at any adjournment or postponement thereof. The EGM is a virtual shareholder meeting and will be held via a live webcast.

Q: Who is entitled to vote at the EGM?

A: The record date for the EGM is September 10, 2026 (the “Record Date”). Only holders of Class A ordinary shares and Class B ordinary shares of the Company as of the close of business on the Record Date are entitled to notice of, and to vote at, the EGM or any adjournment or postponement thereof. As of the Record Date, there were 1,302,294 Class A ordinary shares and 2,360 Class B ordinary shares outstanding. Each Class A ordinary share that you own entitles you to one vote, and each Class B ordinary share that you own entitles you to 480 votes.

Q: What constitutes a quorum for the EGM?

A: At the EGM, the presence virtually or by proxy of one or more shareholders holding Class A ordinary shares and/or Class B ordinary shares which carry in aggregate a majority of all votes attaching to all Class A ordinary shares and/or Class B ordinary shares in issue and entitled to vote as of the Record Date will constitute a quorum at such EGM. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the meeting.

Q: How many votes are required to approve the proposals?

A: Approval of the Ratification of the Share Consolidation: The approval of the Ratification of the Share Consolidation requires that a simple majority of the votes cast at the meeting by the shareholders present virtually or represented by proxy and entitled to vote on such proposal be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be counted.

Approval of the Ratification of the Adoption of Amended and Restated M&AA I: The approval of the Ratification of the Adoption of Amended and Restated M&AA I requires that not less than two-thirds of the votes cast at the meeting by the shareholders present virtually or represented by proxy and entitled to vote on such proposal be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be counted.

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Approval of the M&AA Notice Amendment: The approval of the M&AA Notice Amendment requires that not less than two-thirds of the votes cast at the meeting by the shareholders present virtually or represented by proxy and entitled to vote on such proposal be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be counted.

Approval of Share Capital Restructuring: The approval of the Share Capital Restructuring requires that not less than two-thirds of the votes cast at the meeting by the shareholders present virtually or represented by proxy and entitled to vote on such proposal be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be counted.

Approval of Adoption of Amended and Restated M&AA II: The approval of the Adoption of Amended and Restated M&AA II requires that not less than two-thirds of the votes cast at the meeting by the shareholders present virtually or represented by proxy and entitled to vote on such proposal be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be counted.

Approval of Further Share Consolidation: The approval of the Further Share Consolidation requires that a simple majority of the votes cast at the meeting by the shareholders present virtually or represented by proxy and entitled to vote on such proposal be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be counted.

Approval of Adoption of New M&AA Upon the Further Share Consolidation: The approval of the Adoption of New M&AA Upon the Further Share Consolidation requires that not less than two-thirds of the votes cast at the meeting by the shareholders present virtually or represented by proxy and entitled to vote on such proposal be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be counted.

Approval of General Authorization: The approval of the General Authorization requires that not less than two-thirds of the votes cast at the meeting by the shareholders present virtually or represented by proxy and entitled to vote on such proposal be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be counted.

Approval of Adjournment: The approval of the Adjournment requires that a simple majority of the votes cast at the meeting by the shareholders present virtually or represented by proxy and entitled to vote on such proposal be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be counted.

Q: How do the shareholders vote?

A: The shareholders may vote by following the voting instructions provided on the voting document received.

Q: How can I attend the meeting?

A: The meeting is open to all holders of the Company’s Class A ordinary shares and Class B ordinary shares as of the Record Date. You may attend the meeting by registering in advance at https://meeting.vstocktransfer.com/LUCASOCT26. A Zoom account is required to register.

Q: May shareholders ask questions at the meeting?

A: Yes. Representatives of the Company will answer questions of general interest at the end of the meeting. To submit a question, click the “Q&A” button on the ribbon on your screen.

Q: If my shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A: Your broker or other nominee does not have authority to vote on non-routine matters. All proposals presented at the EGM are considered non-routine matters. When a proposal is not a routine matter, your broker or other nominee will vote your shares held by it in “street name” with respect to these matters only if you provide instructions to it on how to vote. You should follow the directions your broker or other nominee provides.

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Q: How do I vote at the EGM?

A: Shareholders can vote in the following ways during the EGM:

●	Registered holders of Vstock Transfer, LLC can vote online by clicking the “Resources” button on the ribbon on their screen and following the listed URL, using the Control Number printed on their VStock Proxy Card to vote;

●	Beneficial holders of Class A ordinary shares and/or Class B ordinary shares will need to obtain a “Legal Proxy” from the brokers in which they own their shares and submit that Legal Proxy, along with a completed Proxy Card indicating their vote to “vote@vstocktransfer.com”.

Q: What if I do not vote on the matters relating to the proposals?

A: If you fail to vote or fail to instruct your broker or other nominee how to vote on any of the proposals, it will have no effect on such proposals. It will be treated as a “non-vote” and not count toward a quorum. However, if you hold shares through an account with a bank or broker, your shares may be voted even if you do not provide voting instructions on your instruction form. Brokerage firms have the authority to vote shares for which their customers do not provide voting instructions on certain routine matters.

Q: May I change my vote after I have delivered my proxy or voting instruction card?

A: Yes. You may change your vote at any time before your proxy is voted at the EGM. You may do this in one of three ways:

●	by sending a notice of revocation to us, dated as of a later date than the date of the proxy and received prior to the EGM;

●	by logging on to the Internet website specified on your proxy card in the same manner you would submit your proxy electronically if you are eligible to do so and following the instructions on the proxy card; or

●	by attending and voting virtually at the EGM.

Your attendance alone will not revoke any proxy.

If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Q: Do I have appraisal rights?

A: The shareholders do not have appraisal rights with respect to the matters to be voted upon at the EGM.

Q: Whom should I call if I have questions about the proxy materials or voting procedures?

A: If you have questions about the proposals, or if you need assistance in submitting your proxy or voting your shares or need additional copies of this proxy statement or the enclosed proxy card, you should contact Lucas GC Limited, Room 1109, 11/F, Tower A, Star Plaza, No. 8 Wangjing Street, Chaoyang District, Beijing 100102, China, or email ir@lucasgc.com. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank or other nominee for additional information.

Q: What do I need to do now?

A: After carefully reading and considering the information contained in this proxy statement, including the annexes, please vote your shares as soon as possible so that your shares will be represented at the EGM. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q: Who paid for this proxy solicitation?

A: The cost of preparing, printing, assembling and mailing this proxy statement and other material furnished to shareholders in connection with the solicitation of proxies is borne by us.

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PROPOSAL ONE:

THE RATIFICATION OF THE SHARE CONSOLIDATION

What am I voting on?

We are proposing to ratify the share consolidation (the “Share Consolidation”) with an exact ratio of one hundred and twenty-five (125)-for-one (1), such that every one hundred and twenty-five (125) Class A ordinary shares of a par value of US$0.0002 each be consolidated into one (1) Class A ordinary share of a par value of US$0.025 of the Company and every one hundred and twenty-five (125) Class B ordinary shares of a par value of US$0.0002 each be consolidated into one (1) Class B ordinary share of a par value of US$0.025 of the Company taking effect on September 1, 2026, and rounding up any fractional shares resulting from the share consolidation to the nearest whole ordinary share, as a result of which, the authorized share capital of the Company shall be changed from US$500,000 divided into 2,500,000,000 shares of US$0.0002 each, comprising 2,475,000,000 Class A ordinary shares of a par value of US$0.0002 each and 25,000,000 Class B ordinary shares of a par value of US$0.0002 each of US$0.0128 each to US$500,000 divided into 20,000,000 shares of US$0.025 each, comprising 19,800,000 Class A ordinary shares of a par value of US$0.025 each and 200,000 Class B ordinary shares of a par value of US$0.025 each, which was previously adopted by a unanimous written resolution of the board of the directors of the Company (the “Board”) passed on May 28, 2026 as authorized by an ordinary resolution passed at the previous extraordinary general meeting held on December 5, 2025, and further modified by Mr. Howard Lee, chairman of the Board and chief executive officer of the Company on August 20, 2026, pursuant to the authority delegated under the Board resolution passed on May 28, 2026 (the “Ratification of the Share Consolidation”).

The shareholders of the Company, at an extraordinary general meeting held on December 5, 2025, Beijing Time (December 5, 2025, Eastern Time) at Room 5A01, 4th Floor, Air China Building, Xiaoyun Road, Sanyuanqiao, Chaoyang District, Beijing 100027, China (the “Previous EGM”), duly approved that:

i)	implement a share consolidation of ordinary shares, par value US$0.0002 each, whereby all the issued and outstanding and unissued Class A ordinary shares and Class B ordinary shares in the authorized share capital of the Company be consolidated, at any one time or multiple times during a period of up to two years of the date of the EGM, at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all such share consolidation(s) shall not be more than 5000:1;

(ii)	authorize the Board, at its absolute and sole discretion, to either (a) implement one or more share consolidation(s), and determine the exact consolidation ratio and effective date of such share consolidation during a period of two years of the date of the EGM; or (b) elect not to implement any share consolidation during a period of two years of the date of the EGM;

(iii)	authorize the Board to settle as the Board considers expedient any difficulty which arises in relation to the share consolidations so that no fractional shares be issued in connection with the share consolidations and all fractional shares resulting from the share consolidations will be rounded up to the whole number of shares; and

(iii)	if and when deemed advisable by the Board in its sole discretion, to authorize any director or officer of the Company, for and on behalf of the Company, to do all such other acts and things and execute all such documents necessary or desirable to implement share consolidation(s).

On May 28, 2026, the Board approved by way of unanimous written resolutions, among others, the followings:

i)	it is in the best interests of the Company and its shareholders to effect a share consolidation on June 15, 2026 (the “Effective Date”), at a ratio of eighty (80)-for-one (1) (the “Consolidation Ratio”), pursuant to which the issued and unissued Class A ordinary shares and Class B ordinary shares, par value US$0.0002 per share, in the authorized share capital of the Company shall be consolidated at the same ratio, with corresponding adjustments to the par value of each consolidated ordinary share and the number of authorized shares; provided that the Effective Date, Consolidation Ratio and any related adjustments to the par value of each consolidated ordinary share and the number of authorized shares may be further modified by Mr. Howard Lee, chairman of the Board and chief executive officer of the Company (the “Authorized Person”), as such person deems necessary, advisable and in the best interests of the Company, taking into account of various factors including the Company’s then share prices and market conditions;

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(ii)	the adoption of the amended and restated memorandum and articles of association of the Company to reflect the Share Consolidation in substitution for and to the exclusion of the Company’s memorandum and articles of association currently in effect, subject to amendments to the Effective Date, Consolidation Ratio and any related adjustments to the par value of each consolidated ordinary share and the number of authorized shares, as may be made by the Authorized Person, as such person deems necessary, advisable and in the best interests of the Company, taking into account of various factors including the Company’s then share prices and market conditions.

On August 20, 2026, in exercise of the authority granted by the Board on May 28, 2026, the Authorized Person, having determined such modifications to be necessary, advisable and in the best interests of the Company, after taking into account various factors, including the Company’s then share prices and market conditions, determined that (i) the Consolidation Ratio be modified from eighty (80)-for-one (1) to one hundred and twenty-five (125)-for-one (1), with the result that the authorized share capital of the Company shall be US$500,000 divided into 20,000,000 shares of US$0.025 each, comprising 19,800,000 Class A ordinary shares of a par value of US$0.025 each and 200,000 Class B ordinary shares of a par value of US$0.025 each, and (ii) the Effective Date be changed to September 1, 2026.

As advised by our Cayman counsel, Appleby, according to their experience and knowledge, the Registrar of Companies of the Cayman Islands (the “ROC”) may reject the filings of the Share Consolidation and the amended and restated memorandum and articles of association.

In light of the uncertainty regarding the validity of the Share Consolidation and in order to try and complete the filings of the Share Consolidation and the amended and restated memorandum and articles of association with the ROC, the Company has determined that it would be advisable and in the best interests of the Company and its shareholders to submit the Proposal One and Proposal Two to the Company’s shareholders for ratification and approval of the Share Consolidation and the amended and restated memorandum and articles of association.

Vote Required

The affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote virtually or by proxy is required to approval the Proposal One. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” the Proposal One. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of the Proposal One, although they will be counted for purposes of determining whether there is a quorum present.

WE RECOMMEND THAT YOU VOTE FOR THE RATIFICATION OF THE SHARE CONSOLIDATION.

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PROPOSAL TWO:

THE RATIFICATION OF THE ADOPTION OF THE AMENDED AND RESTATED M&AA I

What am I voting on?

We are proposing to ratify of the adoption of the amended and restated memorandum and articles of association (the “Amended and Restated M&AA I”) to reflect the Share Consolidation taking effect on September 1, 2026, in the form attached to the proxy statement as Annex A. (the “Ratification of the Adoption of the Amended and Restated M&A”).

Vote Required

The affirmative vote of not less than two-thirds of votes cast by such shareholders as, being entitled to do so, vote virtually or by proxy is required to approval the Proposal Two. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” the Proposal Two. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of the Proposal Two, although they will be counted for purposes of determining whether there is a quorum present.

WE RECOMMEND THAT YOU VOTE FOR THE RATIFICATION OF THE ADOPTION OF THE AMENDED AND RESTATED M&AA I.

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PROPOSAL THREE

M&AA NOTICE AMENDMENT

What am I voting on?

We are proposing to approve an amendment of 35.4(a) of the Company’s amended and restated memorandum and articles of association of the Company currently in effect to shorten the deemed-service period for any notice or document served by post from five (5) calendar days after posting to three (3) calendar days after posting, and the amended and restated Article 35.4(a) be and is hereby approved and adopted in substitution for, and to the exclusion of, the existing Article 35.4(a) of the amended and restated memorandum and articles of association of the Company currently in effect with immediate effect to reflect the following amendments:

Article	Current Text	Proposed Amended Text
Article 35.4 (a) (Notices)	“...post, shall be deemed to have been served five (5) calendar days after the time when the letter containing the same is posted...”	“...by post, shall be deemed to have been served three (3) calendar days after the time when the letter containing the same is posted...”

Vote Required

The affirmative vote of not less than two-thirds of votes cast by such shareholders as, being entitled to do so, vote virtually or by proxy is required to approval the Proposal Three. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” the Proposal Three. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of the Proposal Three, although they will be counted for purposes of determining whether there is a quorum present.

WE RECOMMEND THAT YOU VOTE FOR THE M&AA NOTICE AMENDMENT.

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PROPOSAL FOUR

THE SHARE CAPITAL RESTRUCTURING

What am I voting on?

We are proposing to consider and, subject to all further requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) being complied with, approve a proposal for a restructuring of the share capital of the Company from US$500,000 divided into 20,000,000 shares of US$0.025 each, comprising 19,800,000 Class A ordinary shares of a par value of US$0.025 each and 200,000 Class B ordinary shares of a par value of US$0.025 each, to US$500,000 divided into 50,000,000,000 shares of a par value of US$0.00001 each, comprising 49,500,000,000 Class A ordinary shares of a par value of US$0.00001 each and 500,000,000 Class B ordinary shares of a par value of US$0.00001 each. The full text of the resolution is provided in the accompanying notice to the EGM.

It is noted that the Companies (Amendment) Act, 2024 of the Cayman Islands (the “Amendment Act”), which amended the Companies Act, came into force on 1 January 2026. Amongst other things, the Amendment Act allows companies limited by shares or by guarantee to reduce their share capital without the need for court approval by passing a special resolution supported by a solvency statement (the “Solvency Statement”) signed by the directors of the company no more than 30 days before the date on which the special resolution is passed (the “New Share Capital Reduction Regime”). Under the Amendment Act, “solvency statement” is defined as “a statement made in the prescribed form to the effect that a full enquiry into the company’s affairs has been made and to the best of the directors’ knowledge and belief the company will be able to pay its debts as they fall due in the ordinary course of business commencing on the date of the statement.”

It is noted that the directors of the Company, in accordance with the New Share Capital Reduction Regime, have determined that, having made a full enquiry into the affairs of the Company, to the best of their knowledge and belief, the Company is and will be able to pay its debts as they fall due in the ordinary course of business.

Vote Required

The affirmative vote of not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote virtually or by proxy is required to approval this Proposal. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

WE RECOMMEND THAT YOU VOTE FOR THE SHARE CAPITAL RESTRUCTURING.

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PROPOSAL FIVE

THE ADOPTION OF THE AMENDED AND RESTATED M&AA II

What am I voting on?

We are proposing to approve, subject to approval by the shareholders of Proposal Three and Four, and entirely conditional upon the effectiveness of the M&AA Notice Amendment and Share Capital Restructuring, the amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place with the amended and restated memorandum and articles of association (the “Amended and Restated M&AA II”), in the form attached to the proxy statement as Annex B, to reflect the M&AA Notice Amendment and the Share Capital Restructuring, with immediate effect (the “Adoption of the Amended and Restated M&AA II”).

Vote Required

The affirmative vote of not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote virtually or by proxy is required to approval this Proposal. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Proposal Five is conditional upon Proposal Three and Four being passed at the EGM. If Proposal Five is approved but Proposal Three and Four is not approved, Proposal Five shall have no effect.

WE RECOMMEND THAT YOU VOTE FOR THE ADOPTION OF THE AMENDED AND RESTATED M&AA II.

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PROPOSAL SIX

THE FURTHER SHARE CONSOLIDATION

What am I voting on?

We are proposing to approve the Company’s share capital (whether issued or unissued) to be consolidated at the applicable ratio pursuant to the terms and conditions provided below (the “Further Share Consolidation”):

A.	at any time after the conclusion of the EGM, if the closing price of the Company’s Class A ordinary shares falls below $1.00 for twenty (20) consecutive trading days and is less than $1.00 and equal to or above $0.50 at the closing of the market on the twentieth (20) trading day, the Company’s share capital (whether issued or unissued), shall be consolidated at a ratio of 10-to-1, such that (i) every 10 Class A ordinary shares of a par value of US$0.00001 each be consolidated into one Class A ordinary share of a par value of US$0001 each, and (ii) every 10 Class B ordinary shares of a par value of US$0.00001 each be consolidated into one Class B ordinary share of a par value of US$0.0001 each (the “10-1 Share Consolidation”), and the rounding up of any fractional shares resulting from the 10-1 Share Consolidation to the nearest whole ordinary share, which shall take effect on the twenty-first (21) trading day, and upon the 10-1 Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$500,000 divided into 50,000,000,000 ordinary shares of a par value of US$0.00001 each, comprising 49,500,000,000 Class A ordinary shares of a par value of US$0.00001 each and 500,000,000 Class B ordinary shares of a par value of US$0.00001 each.

TO: US$500,000 divided into 5,000,000,000 ordinary shares of a par value of US$0.0001 each, comprising 4,950,000,000 Class A ordinary shares of a par value of US$0.0001 each and 50,000,000 Class B ordinary shares of a par value of US$0.0001 each;

B.	at any time after the conclusion of the EGM, if the closing price of the Company’s Class A ordinary shares falls below $1.00 for twenty (20) consecutive trading days and is less than $0.50 and equal to or above $0.25 at the closing of the market on the twentieth (20) trading day, the Company’s share capital (whether issued or unissued), shall be consolidated at a ratio of 20-to-1, such that (i) every 20 Class A ordinary shares of a par value of US$0.00001 each be consolidated into one Class A ordinary share of a par value of US$0.0002 each, and (ii) every 20 Class B ordinary shares of a par value of US$0.00001 each be consolidated into one Class B ordinary share of a par value of US$0.0002 each (the “20-1 Share Consolidation”), and the rounding up of any fractional shares resulting from the 20-1 Share Consolidation to the nearest whole ordinary share, which shall take effect on the twenty-first (21) trading day, and upon the 20-1 Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$500,000 divided into 50,000,000,000 ordinary shares of a par value of US$0.00001 each, comprising 49,500,000,000 Class A ordinary shares of a par value of US$0.00001 each and 500,000,000 Class B ordinary shares of a par value of US$0.00001 each.

TO: US$500,000 divided into 2,500,000,000 ordinary shares of a par value of US$0.0002 each, comprising 2,475,000,000 Class A ordinary shares of a par value of US$0.0002 each and 25,000,000 Class B ordinary shares of a par value of US$0.0002 each;

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C.	at any time after the conclusion of the EGM, if the closing price of the Company’s Class A ordinary shares falls below $1.00 for twenty (20) consecutive trading days and is less than $0.25 and equal to or above $0.10 at the closing of the market on the twentieth (20) trading day, the Company’s share capital (whether issued or unissued), shall be consolidated at a ratio of 50-to-1, such that (i) every 50 Class A ordinary shares of a par value of US$0.00001 each be consolidated into one Class A ordinary share of a par value of US$0.0005 each, and (ii) every 50 Class B ordinary shares of a par value of US$0.00001 each be consolidated into one Class B ordinary share of a par value of US$0.0005 each (the “50-1 Share Consolidation”), and the rounding up of any fractional shares resulting from the 50-1 Share Consolidation to the nearest whole ordinary share, which shall take effect on the twenty-first (21) trading day, and upon the 50-1 Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$500,000 divided into 50,000,000,000 ordinary shares of a par value of US$0.00001 each, comprising 49,500,000,000 Class A ordinary shares of a par value of US$0.00001 each and 500,000,000 Class B ordinary shares of a par value of US$0.00001 each.

TO: US$500,000 divided into 1,000,000,000 ordinary shares of a par value of US$0.0005 each, comprising 990,000,000 Class A ordinary shares of a par value of US$0.0005 each and 10,000,000 Class B ordinary shares of a par value of US$0.0005 each;

D.	at any time after the conclusion of the EGM, if the closing price of the Company’s Class A ordinary shares falls below $1.00 for five (5) consecutive trading days and is less than $0.10 at the closing of the market on the sixth (6) trading day, the Company’s share capital (whether issued or unissued), shall be consolidated at a ratio of 80-to-1, such that (i) every 80 Class A ordinary shares of a par value of US$0.00001 each be consolidated into one Class A ordinary share of a par value of US$0.0008 each, and (ii) every 80 Class B ordinary shares of a par value of US$0.00001 each be consolidated into one Class B ordinary share of a par value of US$0.0008 each (the “80-1 Share Consolidation”), and the rounding up of any fractional shares resulting from the 80-1 Share Consolidation to the nearest whole ordinary share, which shall take effect on the sixth (6) trading day, and upon the 80-1 Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$500,000 divided into 50,000,000,000 ordinary shares of a par value of US$0.00001 each, comprising 49,500,000,000 Class A ordinary shares of a par value of US$0.00001 each and 500,000,000 Class B ordinary shares of a par value of US$0.00001 each.

TO: US$500,000 divided into 625,000,000 ordinary shares of a par value of US$0.0008 each, comprising 618,750,000 Class A ordinary shares of a par value of US$0.0008 each and 6,250,000 Class B ordinary shares of a par value of US$0.0008 each.

Purpose of the Further Share Consolidation

The Company’s Class A ordinary shares are listed on the Nasdaq Capital Market of Nasdaq Stock Market LLC (the “Nasdaq”) under the trading symbol of “LGCL.” In order for the Class A ordinary shares to continue to be listed on Nasdaq, the Company must satisfy various listing standards established by Nasdaq. Specifically, Nasdaq Listing Rule 5550(a)(2) requires that listed shares maintain a minimum bid price of US$1.00 per share (the “Bid Price Rule”). Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the Minimum Bid Price Requirement exists if the deficiency continues for a period of 30 consecutive trading days. Upon such failure, the Company will receive a written notice from the Nasdaq Listing Qualifications Department and will be provided an initial compliance period of 180 calendar days to regain compliance with the Bid Price Rule. If the Company does not regain compliance within the allotted compliance period, including any extensions that may be granted by Nasdaq, Nasdaq will provide notice that the Company’s Class A ordinary shares will be subject to delisting. The Company would then be entitled to appeal Nasdaq’s determination to a Nasdaq Listing Qualifications Panel and request a hearing.

In addition, pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iii), if the Company’s Class A ordinary share has a closing bid price of $0.10 or less for ten consecutive business days, the Company will receive a written notice from the Nasdaq Listing Qualifications Department and the security shall be suspended from trading on Nasdaq; the Company shall be ineligible for any compliance period otherwise described in this Rule 5810(c)(3)(A). Further pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv), if a Company’s Class A ordinary share fails to meet the continued listing requirement for minimum bid price and the Company has effected a reverse stock split over the prior one-year period; or has effected one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one, then the Company shall not be eligible for any compliance period specified in this Rule 5810(c)(3)(A) and the Listing Qualifications Department shall issue a Staff Delisting Determination under Rule 5810 with respect to that security. The Company would be entitled to appeal Nasdaq’s determination to a Nasdaq Listing Qualifications Panel and request a hearing.

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The Board believes that the delisting of the Class A ordinary shares from Nasdaq would likely result in decreased liquidity. Such decreased liquidity would result in an increase in the volatility of the trading price of the Class A ordinary shares, a loss of current or future coverage by certain analysts and a diminution of institutional investor interest. In addition, the Board believes that such delisting could also cause a loss of confidence of corporate partners, customers and employees, which could harm the Company’s business and future prospects.

To enhance the Company’s ability to retain compliance with the bid price requirement and remain listed on Nasdaq, the Board believes that it is in the best interest of the Company and the shareholders to approve the Further Share Consolidation to increase the market price of the Class A ordinary shares to meet the bid price requirement if needed.

In evaluating whether or not to conduct the Further Share Consolidation, the Board also took into account various negative factors associated with such corporate action. These factors include: the negative perception of a share consolidation held by some investors, analysts and other stock market participants; the fact that the share prices of some companies that have effected share consolidations have subsequently declined back to pre-consolidation levels; the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and the costs associated with implementing a share consolidation.

The Board considered these factors, and the potential harm of being delisted from Nasdaq. The Board determined that continued listing on Nasdaq is in the best interest of the Company and its shareholders, and that the Further Share Consolidation is probably necessary to maintain the listing of the Class A ordinary shares on Nasdaq.

In addition, there can be no assurance that, after the Further Share Consolidation, the Company would be able to maintain the listing of the Class A ordinary shares on Nasdaq. Nasdaq maintains several other continued listing requirements currently applicable to the listing of the Class A ordinary shares. Shareholders should recognize that if the Further Share Consolidation is effected, they will own a smaller number of Class A ordinary shares and/or Class B ordinary shares than they currently own. While the Company expects that the Further Share Consolidation will result in an increase in the market price of the Class A ordinary shares, it may not increase the market price of the Class A ordinary shares in proportion to the reduction in the number of Class A ordinary shares outstanding or result in a permanent increase in the market price (which depends on many factors, including but not limited to our performance, prospects and other factors that may be unrelated to the number of shares outstanding).

If the Further Share Consolidation is effected and the market price of the Class A ordinary shares declines, the percentage decline as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would occur in the absence of the Further Share Consolidation. Furthermore, the liquidity of the Class A ordinary shares could be adversely affected by the reduced number of shares that would be outstanding after the Further Share Consolidation. Accordingly, the Further Share Consolidation may not achieve the desired results that have been outlined above.

Fractional Shares

No fractional shares shall be issued upon the Further Share Consolidation. Upon approval of this Proposal, the directors will be authorized to round up any fractions of Class A ordinary shares or Class B ordinary shares for issuing to such shareholders of the Company who are entitled to fractional shares following or as a result of the Further Share Consolidation.

Effects of the Further Share Consolidation

Authorized Shares and Unissued Shares

At the time of the Further Share Consolidation, our authorized Class A ordinary shares and Class B ordinary shares, will be consolidated at a ratio of either 10:1, 20:1, 50:1 or 80:1, dependent on the market price and closing price of the Company’s Class A ordinary shares.

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Issued and Outstanding Shares

The Further Share Consolidation will also reduce the number of issued and outstanding Class A ordinary shares and Class B ordinary shares at a ratio of either 10:1, 20:1, 50:1 or 80:1, dependent on the market price and closing price of the Company’s Class A ordinary shares.

Each shareholder’s proportionate ownership of the issued and outstanding Class A ordinary shares and Class B ordinary shares immediately following the effectiveness of the Further Share Consolidation would remain the same, with the exception of adjustments related to the treatment of fractional shares (as described above).

Other than the proportionate adjustments provided in this Proposal, which will be based on the applicable ratio of the Further Share Consolidation, no further adjustments will be made on the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, our Class A ordinary shares and Class B ordinary shares, other than the exercise price. This will result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of Class A ordinary shares and Class B ordinary shares being delivered upon such exercise, exchange or conversion, immediately following the Further Share Consolidation as was the case immediately preceding the Further Share Consolidation.

As of the date of this proxy notice, there are no preferred shares, options, warrants, convertible or exchangeable securities issued and outstanding.

Procedure for Implementing Further Share Consolidation

As soon as practicable after the effective date of the Further Share Consolidation, the Company’s shareholders will be notified that the Further Share Consolidation has been effected through filing with SEC by the Company. The Company expects that its transfer agent, VStock Transfer, LLC, will act as exchange agent for purposes of implementing the exchange of share certificates. If needed, holders of pre-consolidation shares will be asked to surrender to the exchange agent certificates representing pre-consolidation Class A ordinary shares and Class B ordinary shares in exchange for certificates representing post-consolidation Class A ordinary shares and Class B ordinary shares or, in the case of holders of non-certificated shares, such proof of ownership as required by the exchange agent, in accordance with the procedures to be set forth in a letter of transmittal that the Company will send to its registered shareholders. No new share certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding share certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Banks, brokers or other nominees will be instructed to effect the Further Share Consolidation for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the Further Share Consolidation. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

Vote Required

The affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote virtually or by proxy is required to approval the Proposal Six. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” the Proposal Six. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of the Proposal Six, although they will be counted for purposes of determining whether there is a quorum present.

WE RECOMMEND THAT YOU VOTE FOR THE FURTHER SHARE CONSOLIDATION.

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PROPOSAL SEVEN

THE ADOPTION OF NEW M&AA UPON EACH FURTHER SHARE CONSOLIDATION

What am I voting on?

We are proposing to approve, subject to approval by the shareholders of Proposal Six, and entirely conditional upon the effectiveness of the Further Share Consolidation, the Company adopt an amended and restated memorandum and articles of association in substitution for and to the exclusion of, the memorandum and articles of association of the Company in effect immediately prior to the effectiveness of such Further Share Consolidation, to solely reflect such Further Share Consolidation.

Vote Required

The affirmative vote of not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote virtually or by proxy is required to approval the Proposal Seven. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” the Proposal Seven. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Proposal Seven is conditioned on the approval of Proposal Six. If Proposal Six does not receive the requisite vote for approval, then the newly amended and restated memorandum and articles of association will not become effective, even if Proposal Seven receives the requisite votes for approval.

WE RECOMMEND THAT YOU VOTE FOR THE ADOPTION OF NEW M&AA UPON EACH FURTHER SHARE CONSOLIDATION.

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PROPOSAL EIGHT

THE GENERAL AUTHORIZATION

What am I voting on?

We are proposing to approve that with respect to the matters duly approved under these resolutions at the EGM, (a) Mr. Howard Lee, chairman of the Board and chief executive officer of the Company be, and is hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Ratification of the Share Consolidation, the Ratification of Adoption of the Amended and Restated M&AA I, the M&AA Notice Amendment, the Share Capital Restructuring, the Adoption of the Amended and Restated M&AA II, the Further Share Consolidation, and the Adoption of New M&AA upon the Further Share Consolidation and other proposals under the foregoing resolutions and of administrative nature, on behalf of the Company, including under seal where applicable, as he considers necessary, desirable or expedient to give effect to the foregoing resolutions; (b) the registered office service provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing resolutions; and (c) the Company’s share registrar and/or transfer agent be and is hereby instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director or officer of the Company instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly (from (a) to (c), the “General Authorization”).

Vote Required

The affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote virtually or by proxy is required to approval Proposal Eight. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” Proposal Eight. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of Proposal Eight, although they will be counted for purposes of determining whether there is a quorum present.

WE RECOMMEND THAT YOU VOTE FOR THE GENERAL AUTHORIZATION.

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PROPOSAL NINE

THE ADJOURNMENT

What am I voting on?

Proposal Eight, if adopted, will allow the chairman of the EGM to adjourn the EGM to a later date or dates to permit further solicitation of proxies. This Proposal will only be presented to our shareholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of the other proposals.

If Proposal Nine is not approved by our shareholders, the chairman of the EGM may not be able to adjourn the EGM to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposals One through Eight.

Vote Required

The affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote virtually or by proxy is required to approval Proposal Nine. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” the Proposal Nine. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of Proposal Nine, although they will be counted for purposes of determining whether there is a quorum present.

WE RECOMMEND THAT YOU VOTE FOR THE ADJOURNMENT.

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Annex A

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

Lucas GC Limited

(adopted by a Special Resolution passed on 5 December 2025 and effective on 1 September 2026)

1	The name of the Company is Lucas GC Limited.

2	The Registered Office of the Company will be situated at the offices of ICS Corporate Services (Cayman) Limited, Palm Grove Unit 4, 265 Smith Road, George Town, P.O. Box 52A Edgewater Way, #1653, Grand Cayman KY1-9006, Cayman Islands, or at such other location within the Cayman Islands as the Directors may from time to time determine.

3	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

4	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by the Companies Act.

5	The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6	The liability of each Shareholder is limited to the amount, if any, unpaid on the Shares held by such Shareholder.

7	The authorised share capital of the Company is US$500,000 divided into 20,000,000 shares of US$0.025 each, comprising 19,800,000 Class A Ordinary Shares of a par value of US$0.025 each and 200,000 Class B Ordinary Shares of a par value of US$0.025 each. Subject to the Companies Act and the Articles, the Company shall have the power to redeem or purchase any of its Shares, to increase or reduce its authorised share capital, to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8	The Company has the power contained in the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in any other jurisdiction.

9	Capitalised terms that are not defined in this Memorandum of Association bear the same meanings as those given in the Articles of Association of the Company.

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THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

Lucas GC Limited

(adopted by a Special Resolution passed on 5 December 2025 and effective on 1 September 2026)

1	Interpretation

1.1	The regulations contained or incorporated in Table ‘A’ in the First Schedule of the Companies Act shall not apply to the Company and the following Articles shall comprise the Articles of Association of the Company.

1.2	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“Affiliate”	means in respect of a Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law, father-in-law, brothers-in-law and sisters-in-law, a trust for the benefit of any of the foregoing, and a corporation, partnership or any other entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any other entity or any natural person which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” shall mean the ownership, directly or indirectly, of shares possessing more than fifty per cent (50%) of the voting power of the corporation, partnership or other entity (other than, in the case of a corporation, securities having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity;

“Articles”	means these articles of association of the Company, as amended or substituted from time to time;

“Board” and “Board of Directors” and “Directors”	means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof;

“Chairperson”	means the chairperson of the Board of Directors;

“Class” or “Classes”	means any class or classes of Shares as may from time to time be issued by the Company;

“Class A Ordinary Share”	means an Ordinary Share of a par value of US$0.025 in the capital of the Company, designated as a Class A Ordinary Share and having the rights provided for in these Articles;

“Class B Ordinary Share”	means an Ordinary Share of a par value of US$0.025 in the capital of the Company, designated as a Class B Ordinary Share and having the rights provided for in these Articles;

“Commission”	means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;

A-2

“Communications Facilities”	means technology (including without limitation video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing and/or other video-communications, internet or online conferencing application or telecommunications facilities) by which natural persons are capable of hearing and being heard by each other;

“Company”	means Lucas GC Limited, a Cayman Islands exempted company;

“Companies Act”	means the Companies Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“Company’s Website”	means the main corporate/investor relations website of the Company, the address or domain name of which has been disclosed in any registration statement filed by the Company with the Commission in connection with its initial public offering of Shares, or which has otherwise been notified to Shareholders;

“Designated Stock Exchange”	means the stock exchange in the United States on which any Shares are listed for trading;
“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares on the Designated Stock Exchange;

“electronic”	has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“electronic communication”	means electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board;

“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“electronic record”	has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“Memorandum of Association”	means the memorandum of association of the Company, as amended or substituted from time to time;

A-3

“Ordinary Resolution”	means a resolution:

(a)	passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company held in accordance with these Articles; or

(b)	approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

“Ordinary Share”	means a Class A Ordinary Share or a Class B Ordinary Share

“paid up”	means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up;

“Person”	means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires;

“Present”	means, in respect of any Person, such Person’s presence at a general meeting of Shareholders, which may be satisfied by means of such Person or, if a corporation or other non-natural Person, its duly authorized representative (or, in the case of any Shareholder, a proxy which has been validly appointed by such Shareholder in accordance with these Articles), being: (a) physically present at the venue specified in the notice convening the meeting; or (b) in the case of any meeting at which Communications Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by Communication Facilities in accordance with procedures specified in the notice convening such general meeting; and “Presence” shall be construed accordingly;

“Register”	means the register of Members of the Company maintained in accordance with the Companies Act;

“Registered Office”	means the registered office of the Company as required by the Companies Act;

“Seal”	means the common seal of the Company (if adopted) including any facsimile thereof;

“Secretary”	means any Person appointed by the Directors to perform any of the duties of the secretary of the Company;

“Securities Act”	means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“Share”	means a share in the capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share;

“Shareholder” or “Member”	means a Person who is registered as the holder of one or more Shares in the Register;

“Share Premium Account”	means the share premium account established in accordance with these Articles and the Companies Act;

A-4

“signed”	means bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a Person with the intent to sign the electronic communication;

“Special Resolution”	means a special resolution of the Company passed in accordance with the Companies Act, being a resolution:

(a)	passed by not less than two-thirds of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given; or

(b)	approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Companies Act;

“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction; and

“Virtual Meeting”	means any general meeting of the Shareholders at which the Shareholders (and any other permitted participants of such meeting, including without limitation the chairperson of the meeting and any Directors) are permitted to be Present solely by means of Communications Facilities.

1.3	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(d)	reference to a dollar or dollars (or US$) and to a cent or cents is reference to dollars and cents of the United States of America;

(e)	reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(f)	reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case;

A-5

(g)	reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing including in the form of an electronic record or partly one and partly another;

(h)	any requirements as to delivery under the Articles include delivery in the form of an electronic record or an electronic communication;

(i)	any requirements as to execution or signature under the Articles, including the execution of the Articles themselves, can be satisfied in the form of an electronic signature as defined in the Electronic Transaction Act; and

(j)	Sections 8 and 19(3) of the Electronic Transactions Act shall not apply.

1.4	Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

2	Preliminary

2.1	The business of the Company may be conducted as the Directors see fit.

2.2	The Registered Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

2.3	The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortised over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

2.4	The Directors shall keep, or cause to be kept, the Register at such place as the Directors may from time to time determine and, in the absence of any such determination, the Register shall be kept at the Registered Office.

3	Shares

3.1	Subject to these Articles, all Shares for the time being unissued shall be under the control of the Directors who may, in their absolute discretion and without the approval of the Members, cause the Company to:

(a)	issue, allot and dispose of Shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine;

(b)	grant rights over Shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding Shares, at such times and on such other terms as they think proper; and

(c)	grant options with respect to Shares and issue warrants or similar instruments with respect thereto.

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3.2	The Directors may authorise the division of Shares into any number of Classes and the different Classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or by an Ordinary Resolution. The Directors may issue Shares with such preferred or other rights, all or any of which may be greater than the rights of Shares, at such time and on such terms as they may think appropriate. Notwithstanding Article 5.1, the Directors may issue from time to time, out of the authorised share capital of the Company, series of preferred shares in their absolute discretion and without approval of the Members; provided, however, before any preferred shares of any such series are issued, the Directors shall by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

(a)	the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b)	whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c)	the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class or any other series of shares;

(d)	whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e)	whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Members upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of shares of any other class or any other series of shares;

(f)	whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g)	whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)	the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other class of shares or any other series of preferred shares;

(i)	the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preferred shares; and

(j)	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued. The Company shall not issue Shares to bearer.

3.3	The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

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3.4	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

4	Share Rights

4.1	Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to 480 votes on all matters subject to vote at general meetings of the Company.

4.2	Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares.

4.3	The Class B Ordinary Shares held by a holder thereof shall be automatically and immediately converted into an equal number of Class A Ordinary Shares upon any direct or indirect sale, transfer, assignment or disposition of such number of Class B Ordinary Shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B Ordinary Shares through voting proxy or otherwise to any person that is not (i) an Affiliate of such holder; (ii) another holder of Class B Ordinary Shares; or (iii) an Affiliate of such other holder; and for the avoidance of doubt, the creation of any mortgage, charge, encumbrance or other third party right of whatever description on any of the Class B Ordinary Shares to secure contractual or legal obligations shall not be deemed to be a sale, transfer, assignment or disposition under this Article 4.3 unless and until any such mortgage, charge, encumbrance or other third party right is enforced and results in a third party, which is not an Affiliate of the holder, another holder of Class B Ordinary Shares or an Affiliate of such other holder, holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares.

4.4	Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to these Articles shall be effected by means of the re-designation of each relevant Class B Ordinary Share as a Class A Ordinary Share. Such conversion shall become effective (a) in the case of any conversion effected pursuant to Article 4.2, forthwith upon the receipt by the Company of the written notice delivered to the Company as described in Article 4.2 (or such later date as may be specified in such notice), or (b) in the case of any automatic conversion effected pursuant to Article 4.3, forthwith upon occurrence of the event specified in Article 4.3 which triggers such automatic conversion, and the Company shall make entries in the Register to record the re-designation of the relevant Class B Ordinary Shares as Class A Ordinary Shares at the relevant time.

4.5	Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

4.6	Save and except for the voting rights and conversion rights as set out in this Article 4, the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

5	Modification of Rights

5.1	Whenever the capital of the Company is divided into different Classes the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class, only be materially adversely varied with the consent in writing of the holders of a simple majority of the issued Shares of that Class or with the sanction of a resolution passed at a separate meeting of the holders of the Shares of that Class by the holders of a simple majority of the issued Shares of that Class. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons holding or representing by proxy at least one-third in nominal or par value amount of the issued Shares of the relevant Class (but if at any adjourned meeting of such holders a quorum as above defined is not present, those Shareholders who are present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall on a poll have one vote for each Share of the Class held by him. For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.

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5.2	The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase of any Shares of any Class by the Company. The rights of the holders of Shares shall not be deemed to be materially adversely varied by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of Shares with enhanced or weighted voting rights.

6	Certificates

6.1	Every Person whose name is entered as a Member in the Register may, without payment and upon its written request, request a certificate within two calendar months after allotment or lodgement of transfer (or within such other period as the conditions of issue shall provide) in the form determined by the Directors. All certificates shall specify the Share or Shares held by that Person, provided that in respect of a Share or Shares held jointly by several Persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all. All certificates for Shares shall be delivered personally or sent through the post addressed to the Member entitled thereto at the Member’s registered address as appearing in the Register.

6.2	Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

6.3	Any two or more certificates representing Shares of any one Class held by any Member may at the Member’s request be cancelled and a single new certificate for such Shares issued in lieu on payment (if the Directors shall so require) of one dollar (US$1.00) or such smaller sum as the Directors shall determine.

6.4	If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Member upon request, subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

6.5	In the event that Shares are held jointly by several Persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

7	Fractional Shares

The Company may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

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8	Lien

8.1	The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share registered in the name of a Person indebted or under liability to the Company (whether he is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it, including but not limited to dividends.

8.2	The Company may sell, in such manner as the Directors in their absolute discretion think fit, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen (14) calendar days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy.

8.3	For giving effect to any such sale the Directors may authorise a Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

8.4	The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

9	Calls on Shares

9.1	Subject to the terms of the allotment, the Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen (14) calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

9.2	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

9.3	If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

9.4	The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

9.5	The Directors may make arrangements with respect to the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

9.6	The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors. No such sum paid in advance of calls shall entitle the Member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

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10	Forfeiture of Shares

10.1	If a Shareholder fails to pay any call or instalment of a call in respect of partly paid Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

10.2	The notice shall name a further day (not earlier than the expiration of fourteen (14) calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

10.3	If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

10.4	A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

10.5	A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

10.6	A certificate in writing under the hand of a Director that a Share has been duly forfeited on a date stated in the certificate shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

10.7	The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favour of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

10.8	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

11	Transfer of Shares

11.1	The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

11.2	The Directors may in their absolute discretion decline to register any transfer of Shares which is not fully paid up or on which the Company has a lien.

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11.3	The Directors may also decline to register any transfer of any Share unless:

(a)	the instrument of transfer is lodged with the Company, accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one Class of Shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; and

(e)	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board of Directors may from time to time require, is paid to the Company in respect thereof.

11.4	The registration of transfers may, on ten (10) calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the Designated Stock Exchange Rules, be suspended and the Register closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register closed for more than thirty (30) calendar days in any calendar year.

11.5	All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within three calendar months after the date on which the transfer was lodged with the Company send notice of the refusal to each of the transferor and the transferee.

12	Transmission of Shares

12.1	The legal personal representative of a deceased sole holder of a Share shall be the only Person recognised by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only Person recognised by the Company as having any title to the Share.

12.2	Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall, upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

12.3	A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such Person to elect either to be registered himself or to transfer the Share, and if the notice is not complied with within ninety (90) calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

13	Registration of Empowering Instruments

The Company shall be entitled to charge a fee not exceeding one U.S. dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

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14	Alteration of Share Capital

14.1	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe.

14.2	The Company may by Ordinary Resolution:

(a)	increase its share capital by new Shares of such amount as it thinks expedient;

(b)	consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(c)	subdivide its Shares, or any of them, into Shares of an amount smaller than that fixed by the Memorandum, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(d)	cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

14.3	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorised by the Companies Act.

15	Redemption, Purchase and Surrender of Shares

15.1	Subject to the provisions of the Companies Act and these Articles, the Company may:

(a)	issue Shares that are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company. The redemption of Shares shall be effected in such manner and upon such terms as may be determined, before the issue of such Shares, by either the Board or by the Shareholders by Special Resolution;

(b)	purchase its own Shares (including any redeemable Shares) on such terms and in such manner and terms as have been approved by the Board or by the Members by Ordinary Resolution, or are otherwise authorised by these Articles; and

(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Act, including out of capital.

15.2	The purchase of any Share shall not oblige the Company to purchase any other Share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

15.3	The holder of the Shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

15.4	The Directors may accept the surrender for no consideration of any fully paid Share.

16	Treasury Shares

16.1	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

16.2	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

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17	General Meetings

17.1	All general meetings other than annual general meetings shall be called extraordinary general meetings.

17.2	The Company may (but shall not be obliged to) in each calendar year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the Directors. At these meetings the report of the Directors (if any) shall be presented.

17.3	The Chairperson or a majority of the Directors may call general meetings, and they shall on a Shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

17.4	A Shareholders’ requisition is a requisition of Members holding at the date of deposit of the requisition Shares which carry in aggregate 10% of all votes attaching to all issued and outstanding Shares of the Company that as at the date of the deposit carry the right to vote at general meetings of the Company.

17.5	The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

17.6	If there are no Directors as at the date of the deposit of the Shareholders’ requisition, or if the Directors do not within thirty (30) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further thirty (30) calendar days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three (3) calendar months after the expiration of the said thirty (30) calendar days.

17.7	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

18	Notice of General Meetings

18.1	At least seven (7) calendar days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place (except in the case of a Virtual Meeting), the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all the Shareholders (or their proxies) entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting, by not less than two-thirds of the Shareholders having a right to attend and vote at the meeting, Present at the meeting.

18.2	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

19	Proceedings at General Meetings

19.1	No business except for the appointment of a chairperson for the meeting shall be transacted at any general meeting unless a quorum of Shareholders is Present at the time when the meeting proceeds to business. One or more Shareholders holding Shares which carry in aggregate (or representing by proxy) a majority of all votes attaching to all Shares in issue and entitled to vote at such general meeting, Present at the meeting, shall be a quorum for all purposes.

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19.2	If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be dissolved.

19.3	If the Directors so determine in respect of a specific general meeting or all general meetings of the Company, Presence at the relevant general meeting may be by means of Communications Facilities. The Directors may determine that any general meeting may be held as a Virtual Meeting. The notice of any general meeting at which Communications Facilities may be utilized (including any Virtual Meeting) must disclose the Communications Facilities that will be used, including the procedures to be followed by any Shareholder or other participant of the general meeting utilizing such Communications Facilities.

19.4	The Chairperson, if any, of the Board of Directors shall preside as chairperson at every general meeting of the Company.

19.5	If there is no such Chairperson of the Board of Directors, or if at any general meeting he is not Present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairperson of the meeting, any Director or Person nominated by the Directors shall preside as chairperson of that meeting, failing which the Shareholders Present shall choose any Person Present to be chairperson of that meeting.

19.6	The chairperson of any general meeting shall be entitled to participate at any such general meeting by Communication Facilities, and to act as the chairperson of such general meeting, in which event the following provisions shall apply:

(a)	he shall be deemed to be Present at the general meeting; and

(b)	if the Communication Facilities fail to enable the chairperson of the general meeting to hear and be heard by other Persons participating in the meeting, then the other Directors Present at the general meeting shall choose another Director Present to act as chairperson of the general meeting for (or for the remainder of) the general meeting; provided that if no other Director is Present at the general meeting, or if all the Directors Present decline to take the chair, then the general meeting shall be automatically adjourned to the same day in the next week and at such time and place as shall be decided by the Directors.

19.7	The chairperson may with the consent of any general meeting at which a quorum is Present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen (14) calendar days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

19.8	The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason, upon notice in writing to Shareholders. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

19.9	At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairperson of the meeting or any Shareholder Present, and unless a poll is so demanded, a declaration by the chairperson of the meeting that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

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19.10	If a poll is duly demanded it shall be taken in such manner as the chairperson of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

19.11	All questions submitted to a meeting shall be decided by an Ordinary Resolution except where a greater majority is required by these Articles or by the Companies Act. In the case of an equality of votes, whether on a show of hands or on a poll, the chairperson of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

19.12	A poll demanded on the election of a chairperson of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairperson of the meeting directs.

20	Votes of Shareholders

20.1	Subject to any rights and restrictions for the time being attached to any Share, on a show of hands every Shareholder Present shall, at a general meeting of the Company, each have one vote and on a poll every Shareholder Present shall have one (1) vote for each Class A Ordinary Share and 480 votes for each Class B Ordinary Share of which he is the holder.

20.2	In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorised representative or proxy) shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

20.3	Shares carrying the right to vote that are held by a Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may be voted, whether on a show of hands or on a poll, by his committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person may vote in respect of such Shares by proxy.

20.4	No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.

20.5	On a poll votes may be given either personally or by proxy.

20.6	Each Shareholder, other than a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)), may only appoint one proxy on a show of hand. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under Seal or under the hand of an officer or attorney duly authorised. A proxy need not be a Shareholder.

20.7	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

20.8	The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

(a)	not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b)	in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

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(c)	where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded be delivered at the meeting at which the poll was demanded to the chairperson of the meeting or to the secretary or to any Director;

provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited at such other time (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The Chairperson may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

20.9	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

20.10	A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

21	Corporations Acting by Representatives at Meetings

Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.

22	Depositary and Clearing Houses

If a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any Class of Shareholders provided that, if more than one Person is so authorised, the authorisation shall specify the number and Class of Shares in respect of which each such Person is so authorised. A Person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorisation, including the right to vote individually on a show of hands.

23	Directors

23.1	Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than one (1) Director, the exact number of Directors to be determined from time to time by the Board of Directors.

23.2	The Board of Directors shall have a Chairperson elected and appointed by a majority of the Directors then in office. The period for which the Chairperson will hold office will also be determined by a majority of all of the Directors then in office. The Chairperson shall preside as chairperson at every meeting of the Board of Directors. To the extent the Chairperson is not present at a meeting of the Board of Directors within fifteen minutes after the time appointed for holding the same, the attending Directors may choose one of their number to be the chairperson of the meeting.

23.3	The Company may by Ordinary Resolution appoint any person to be a Director.

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23.4	The Board may, by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, appoint any person as a Director, to fill a casual vacancy on the Board or as an addition to the existing Board.

23.5	An appointment of a Director may be on terms that the Director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the Director, if any; but no such term shall be implied in the absence of express provision. Each Director whose term of office expires shall be eligible for re-election at a meeting of the Shareholders or re-appointment by the Board.

23.6	A Director may be removed from office by the affirmative vote of a simple majority of the other Directors present and voting at a Board meeting, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). A vacancy on the Board created by the removal of a Director under the previous sentence may be filled by Ordinary Resolution or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting. The notice of any meeting at which a resolution to remove a Director shall be proposed or voted upon must contain a statement of the intention to remove that Director and such notice must be served on that Director not less than ten (10) calendar days before the meeting. Such Director is entitled to attend the meeting and be heard on the motion for his removal.

23.7	The Board may, from time to time, and except as required by applicable law or Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company and determine on various corporate governance related matters of the Company as the Board shall determine by resolution of Directors from time to time.

23.8	A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to attend and speak at general meetings.

23.9	The remuneration of the Directors may be determined by the Directors or by Ordinary Resolution.

23.10	The Directors shall be entitled to be paid for their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

24	Alternate Director or Proxy

24.1	Any Director may in writing appoint another Person to be his alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be required to sign such written resolutions where they have been signed by the appointing director, and to act in such Director’s place at any meeting of the Directors at which the appointing Director is unable to be present. Every such alternate shall be entitled to attend and vote at meetings of the Directors as a Director when the Director appointing him is not personally present and where he is a Director to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall be deemed for all purposes to be a Director of the Company and shall not be deemed to be the agent of the Director appointing him. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

24.2	Any Director may appoint any Person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairperson of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting.

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25	Powers and Duties of Directors

25.1	Subject to the Companies Act, these Articles and any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in a general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

25.2	Subject to these Articles, the Directors may from time to time appoint any natural person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, chief executive officer, one or more other executive officers, president, one or more vice presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases for any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

25.3	The Directors may appoint any natural person or corporation to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.

25.4	The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

25.5	The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorised signatory (any such Person being an “Attorney” or “Authorised Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorised Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorised Signatory to delegate all or any of the powers, authorities and discretion vested in him.

25.6	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

25.7	The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation.

25.8	The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any natural person or corporation so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

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25.9	Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

26	Borrowing Powers of Directors

The Directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

27	Seal

27.1	The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixing of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

27.2	The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixing of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

27.3	Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

28	Disqualification of Directors

The office of Director shall be vacated, if the Director:

(a)	becomes bankrupt or makes any arrangement or composition with his creditors;

(b)	dies or is found to be or becomes of unsound mind;

(c)	resigns his office by notice in writing to the Company;

(d)	without special leave of absence from the Board, is absent from meetings of the Board for three consecutive meetings and the Board resolves that his office be vacated; or

(e)	is removed from office pursuant to any other provision of these Articles.

29	Proceedings of Directors

29.1	The Directors may meet together (either within or outside the Cayman Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. At any meeting of the Directors, each Director present in person or represented by his proxy or alternate shall be entitled to one vote. In case of an equality of votes the Chairperson shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

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29.2	A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

29.3	The quorum necessary for the transaction of the business of the Board may be fixed by the Directors, and unless so fixed, the quorum shall be a majority of Directors then in office. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

29.4	A Director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the Designated Stock Exchange Rules and disqualification by the chairperson of the relevant Board meeting, a Director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

29.5	A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

29.6	Any Director may act by himself or through his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

29.7	The Directors shall cause minutes to be made for the purpose of recording:

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

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29.8	When the chairperson of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

29.9	A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

29.10	The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

29.11	Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairperson of its meetings. If no such chairperson is elected, or if at any meeting the chairperson is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chairperson of the meeting.

29.12	A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairperson shall have a second or casting vote.

29.13	All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

30	Presumption of Assent

A Director who is present at a meeting of the Board of Directors at which an action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairperson or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

31	Dividends

31.1	Subject to any rights and restrictions for the time being attached to any Shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

31.2	Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

31.3	The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the Directors, be applicable for meeting contingencies or for equalising dividends or for any other purpose to which those funds may be properly applied, and pending such application may in the absolute discretion of the Directors, either be employed in the business of the Company or be invested in such investments (other than Shares of the Company) as the Directors may from time to time think fit.

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31.4	Any dividend payable in cash to the holder of Shares may be paid in any manner determined by the Directors. If paid by cheque it will be sent by mail addressed to the holder at his address in the Register, or addressed to such person and at such addresses as the holder may direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such Shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company.

31.5	The Directors may determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution. Without limiting the generality of the foregoing, the Directors may fix the value of such specific assets, may determine that cash payment shall be made to some Shareholders in lieu of specific assets and may vest any such specific assets in trustees on such terms as the Directors think fit.

31.6	Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the Share.

31.7	If several Persons are registered as joint holders of any Share, any of them may give effective receipts for any dividend or other moneys payable on or in respect of the Share.

31.8	No dividend shall bear interest against the Company.

31.9	Any dividend unclaimed after a period of six calendar years from the date of declaration of such dividend may be forfeited by the Board of Directors and, if so forfeited, shall revert to the Company.

32	Accounts, Audit and Annual Return and Declaration

32.1	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

32.2	The books of account shall be kept at the Registered Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

32.3	The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right to inspect any account or book or document of the Company except as conferred by law or authorised by the Directors or by Ordinary Resolution.

32.4	The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Directors or failing any determination as aforesaid shall not be audited.

32.5	The Directors may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.

32.6	Every auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

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32.7	The auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Members.

32.8	The Directors in each calendar year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

33	Capitalisation of Reserves

33.1	Subject to the Companies Act, the Directors may:

(a)	resolve to capitalise an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), which is available for distribution;

(b)	appropriate the sum resolved to be capitalised to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c)	make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)	authorise a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)	the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

(ii)	the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)	generally do all acts and things required to give effect to the resolution.

33.2	Notwithstanding any provisions in these Articles, the Directors may resolve to capitalise an amount standing to the credit of reserves (including the share premium account, capital redemption reserve and profit and loss account) or otherwise available for distribution by applying such sum in paying up in full unissued Shares to be allotted and issued to:

(a)	employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members; or

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(b)	any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or Members.

34	Share Premium Account

34.1	The Directors shall in accordance with the Companies Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

34.2	There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

35	Notices

35.1	Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it by airmail or a recognised courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile to any facsimile number such Shareholder may have specified in writing for the purpose of such service of notices, or by placing it on the Company’s Website should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

35.2	Notices sent from one country to another shall be sent or forwarded by prepaid airmail or a recognised courier service.

35.3	Any Shareholder Present at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

35.4	Any notice or other document, if served by:

(a)	post, shall be deemed to have been served five (5) calendar days after the time when the letter containing the same is posted;

(b)	facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or

(d)	electronic means, shall be deemed to have been served immediately (i) upon the time of the transmission to the electronic mail address supplied by the Shareholder to the Company or (ii) upon the time of its placement on the Company’s Website.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

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35.5	Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

35.6	Notice of every general meeting of the Company shall be given to:

(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

36	Information

36.1	Subject to the relevant laws, rules and regulations applicable to the Company, no Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

36.2	Subject to due compliance with the relevant laws, rules and regulations applicable to the Company, the Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register and transfer books of the Company.

37	Indemnity

37.1	Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other officer for the time being and from time to time of the Company (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, wilful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

37.2	No Indemnified Person shall be liable:

(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company;

(b)	for any loss on account of defect of title to any property of the Company;

(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested;

(d)	for any loss incurred through any bank, broker or other similar Person;

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(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)	for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, willful default or fraud.

38	Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31st in each calendar year and shall begin on January 1st in each calendar year.

39	Non-Recognition of Trusts

No Person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register.

40	Winding Up

40.1	If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Act, divide amongst the Members in specie or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

40.2	If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

41	Amendment of Articles of Association

Subject to the Companies Act, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

42	Closing of Register or Fixing Record Date

42.1	For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case thirty(30) calendar days in any calendar year.

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42.2	In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within ninety (90) calendar days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

42.3	If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

43	Registration by way of Continuation

The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

44	Disclosure

The Directors, or any service providers (including the officers, the Secretary and the registered office provider of the Company) specifically authorised by the Directors, shall be entitled to disclose to any regulatory or judicial authority or to any stock exchange on which securities of the Company may from time to time be listed any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.

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Annex B

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

Lucas GC Limited

(adopted by a Special Resolution passed on [*] 2026)

1	The name of the Company is Lucas GC Limited.

2	The Registered Office of the Company will be situated at the offices of ICS Corporate Services (Cayman) Limited, Palm Grove Unit 4, 265 Smith Road, George Town, P.O. Box 52A Edgewater Way, #1653, Grand Cayman KY1-9006, Cayman Islands, or at such other location within the Cayman Islands as the Directors may from time to time determine.

3	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

4	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by the Companies Act.

5	The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6	The liability of each Shareholder is limited to the amount, if any, unpaid on the Shares held by such Shareholder.

7	The authorised share capital of the Company is US$500,000 divided into 50,000,000,000 shares of US$0.00001 each, comprising 49,500,000,000 Class A Ordinary Shares of a par value of US$0.00001 each and 500,000,000 Class B Ordinary Shares of a par value of US$0.00001 each. Subject to the Companies Act and the Articles, the Company shall have the power to redeem or purchase any of its Shares, to increase or reduce its authorised share capital, to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8	The Company has the power contained in the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in any other jurisdiction.

9	Capitalised terms that are not defined in this Memorandum of Association bear the same meanings as those given in the Articles of Association of the Company.

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THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

Lucas GC Limited

(adopted by a Special Resolution passed on [*] 2026)

1	Interpretation

1.1	The regulations contained or incorporated in Table ‘A’ in the First Schedule of the Companies Act shall not apply to the Company and the following Articles shall comprise the Articles of Association of the Company.

1.2	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“Affiliate”	means in respect of a Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law, father-in-law, brothers-in-law and sisters-in-law, a trust for the benefit of any of the foregoing, and a corporation, partnership or any other entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any other entity or any natural person which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” shall mean the ownership, directly or indirectly, of shares possessing more than fifty per cent (50%) of the voting power of the corporation, partnership or other entity (other than, in the case of a corporation, securities having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity;
“Articles”	means these articles of association of the Company, as amended or substituted from time to time;

“Board” and “Board of Directors” and “Directors”	means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof;

“Chairperson”	means the chairperson of the Board of Directors;

“Class” or “Classes”	means any class or classes of Shares as may from time to time be issued by the Company;

“Class A Ordinary Share”	means an Ordinary Share of a par value of US$0.00001 in the capital of the Company, designated as a Class A Ordinary Share and having the rights provided for in these Articles;

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“Class B Ordinary Share”	means an Ordinary Share of a par value of US$0.00001 in the capital of the Company, designated as a Class B Ordinary Share and having the rights provided for in these Articles;

“Commission”	means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;

“Communications Facilities”	means technology (including without limitation video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing and/or other video-communications, internet or online conferencing application or telecommunications facilities) by which natural persons are capable of hearing and being heard by each other;

“Company”	means Lucas GC Limited, a Cayman Islands exempted company;

“Companies Act”	means the Companies Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“Company’s Website”	means the main corporate/investor relations website of the Company, the address or domain name of which has been disclosed in any registration statement filed by the Company with the Commission in connection with its initial public offering of Shares, or which has otherwise been notified to Shareholders;

“Designated Stock Exchange”	means the stock exchange in the United States on which any Shares are listed for trading;
“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares on the Designated Stock Exchange;

“electronic”	has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“electronic communication”	means electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board;

“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“electronic record”	has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“Memorandum of Association”	means the memorandum of association of the Company, as amended or substituted from time to time;

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“Ordinary Resolution”	means a resolution:

(a)	passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company held in accordance with these Articles; or

(b)	approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

“Ordinary Share”	means a Class A Ordinary Share or a Class B Ordinary Share

“paid up”	means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up;
“Person”	means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires;

“Present”	means, in respect of any Person, such Person’s presence at a general meeting of Shareholders, which may be satisfied by means of such Person or, if a corporation or other non-natural Person, its duly authorized representative (or, in the case of any Shareholder, a proxy which has been validly appointed by such Shareholder in accordance with these Articles), being: (a) physically present at the venue specified in the notice convening the meeting; or (b) in the case of any meeting at which Communications Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by Communication Facilities in accordance with procedures specified in the notice convening such general meeting; and “Presence” shall be construed accordingly;

“Register”	means the register of Members of the Company maintained in accordance with the Companies Act;

“Registered Office”	means the registered office of the Company as required by the Companies Act;

“Seal”	means the common seal of the Company (if adopted) including any facsimile thereof;

“Secretary”	means any Person appointed by the Directors to perform any of the duties of the secretary of the Company;

“Securities Act”	means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“Share”	means a share in the capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share;

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“Shareholder” or “Member”	means a Person who is registered as the holder of one or more Shares in the Register;

“Share Premium Account”	means the share premium account established in accordance with these Articles and the Companies Act;
“signed”	means bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a Person with the intent to sign the electronic communication;
“Special Resolution”	means a special resolution of the Company passed in accordance with the Companies Act, being a resolution:

(a)	passed by not less than two-thirds of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given; or

(b)	approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Companies Act;

“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction; and

“Virtual Meeting”	means any general meeting of the Shareholders at which the Shareholders (and any other permitted participants of such meeting, including without limitation the chairperson of the meeting and any Directors) are permitted to be Present solely by means of Communications Facilities.

1.3	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(d)	reference to a dollar or dollars (or US$) and to a cent or cents is reference to dollars and cents of the United States of America;

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(e)	reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(f)	reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case;

(g)	reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing including in the form of an electronic record or partly one and partly another;

(h)	any requirements as to delivery under the Articles include delivery in the form of an electronic record or an electronic communication;

(i)	any requirements as to execution or signature under the Articles, including the execution of the Articles themselves, can be satisfied in the form of an electronic signature as defined in the Electronic Transaction Act; and

(j)	Sections 8 and 19(3) of the Electronic Transactions Act shall not apply.

1.4	Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

2	Preliminary

2.1	The business of the Company may be conducted as the Directors see fit.

2.2	The Registered Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

2.3	The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortised over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

2.4	The Directors shall keep, or cause to be kept, the Register at such place as the Directors may from time to time determine and, in the absence of any such determination, the Register shall be kept at the Registered Office.

3	Shares

3.1	Subject to these Articles, all Shares for the time being unissued shall be under the control of the Directors who may, in their absolute discretion and without the approval of the Members, cause the Company to:

(a)	issue, allot and dispose of Shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine;

(b)	grant rights over Shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding Shares, at such times and on such other terms as they think proper; and

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(c)	grant options with respect to Shares and issue warrants or similar instruments with respect thereto.

3.2	The Directors may authorise the division of Shares into any number of Classes and the different Classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or by an Ordinary Resolution. The Directors may issue Shares with such preferred or other rights, all or any of which may be greater than the rights of Shares, at such time and on such terms as they may think appropriate. Notwithstanding Article 5.1, the Directors may issue from time to time, out of the authorised share capital of the Company, series of preferred shares in their absolute discretion and without approval of the Members; provided, however, before any preferred shares of any such series are issued, the Directors shall by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

(a)	the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b)	whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c)	the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class or any other series of shares;

(d)	whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e)	whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Members upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of shares of any other class or any other series of shares;

(f)	whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g)	whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)	the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other class of shares or any other series of preferred shares;

(i)	the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preferred shares; and

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(j)	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued. The Company shall not issue Shares to bearer.

3.3	The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

3.4	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

4	Share Rights

4.1	Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to 480 votes on all matters subject to vote at general meetings of the Company.

4.2	Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares.

4.3	The Class B Ordinary Shares held by a holder thereof shall be automatically and immediately converted into an equal number of Class A Ordinary Shares upon any direct or indirect sale, transfer, assignment or disposition of such number of Class B Ordinary Shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B Ordinary Shares through voting proxy or otherwise to any person that is not (i) an Affiliate of such holder; (ii) another holder of Class B Ordinary Shares; or (iii) an Affiliate of such other holder; and for the avoidance of doubt, the creation of any mortgage, charge, encumbrance or other third party right of whatever description on any of the Class B Ordinary Shares to secure contractual or legal obligations shall not be deemed to be a sale, transfer, assignment or disposition under this Article 4.3 unless and until any such mortgage, charge, encumbrance or other third party right is enforced and results in a third party, which is not an Affiliate of the holder, another holder of Class B Ordinary Shares or an Affiliate of such other holder, holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares.

4.4	Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to these Articles shall be effected by means of the re-designation of each relevant Class B Ordinary Share as a Class A Ordinary Share. Such conversion shall become effective (a) in the case of any conversion effected pursuant to Article 4.2, forthwith upon the receipt by the Company of the written notice delivered to the Company as described in Article 4.2 (or such later date as may be specified in such notice), or (b) in the case of any automatic conversion effected pursuant to Article 4.3, forthwith upon occurrence of the event specified in Article 4.3 which triggers such automatic conversion, and the Company shall make entries in the Register to record the re-designation of the relevant Class B Ordinary Shares as Class A Ordinary Shares at the relevant time.

4.5	Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

4.6	Save and except for the voting rights and conversion rights as set out in this Article 4, the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

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5	Modification of Rights

5.1	Whenever the capital of the Company is divided into different Classes the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class, only be materially adversely varied with the consent in writing of the holders of a simple majority of the issued Shares of that Class or with the sanction of a resolution passed at a separate meeting of the holders of the Shares of that Class by the holders of a simple majority of the issued Shares of that Class. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons holding or representing by proxy at least one-third in nominal or par value amount of the issued Shares of the relevant Class (but if at any adjourned meeting of such holders a quorum as above defined is not present, those Shareholders who are present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall on a poll have one vote for each Share of the Class held by him. For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.

5.2	The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase of any Shares of any Class by the Company. The rights of the holders of Shares shall not be deemed to be materially adversely varied by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of Shares with enhanced or weighted voting rights.

6	Certificates

6.1	Every Person whose name is entered as a Member in the Register may, without payment and upon its written request, request a certificate within two calendar months after allotment or lodgement of transfer (or within such other period as the conditions of issue shall provide) in the form determined by the Directors. All certificates shall specify the Share or Shares held by that Person, provided that in respect of a Share or Shares held jointly by several Persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all. All certificates for Shares shall be delivered personally or sent through the post addressed to the Member entitled thereto at the Member’s registered address as appearing in the Register.

6.2	Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

6.3	Any two or more certificates representing Shares of any one Class held by any Member may at the Member’s request be cancelled and a single new certificate for such Shares issued in lieu on payment (if the Directors shall so require) of one dollar (US$1.00) or such smaller sum as the Directors shall determine.

6.4	If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Member upon request, subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

6.5	In the event that Shares are held jointly by several Persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

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7	Fractional Shares

The Company may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

8	Lien

8.1	The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share registered in the name of a Person indebted or under liability to the Company (whether he is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it, including but not limited to dividends.

8.2	The Company may sell, in such manner as the Directors in their absolute discretion think fit, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen (14) calendar days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy.

8.3	For giving effect to any such sale the Directors may authorise a Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

8.4	The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

9	Calls on Shares

9.1	Subject to the terms of the allotment, the Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen (14) calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

9.2	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

9.3	If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

9.4	The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

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9.5	The Directors may make arrangements with respect to the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

9.6	The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors. No such sum paid in advance of calls shall entitle the Member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

10	Forfeiture of Shares

10.1	If a Shareholder fails to pay any call or instalment of a call in respect of partly paid Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

10.2	The notice shall name a further day (not earlier than the expiration of fourteen (14) calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

10.3	If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

10.4	A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

10.5	A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

10.6	A certificate in writing under the hand of a Director that a Share has been duly forfeited on a date stated in the certificate shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

10.7	The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favour of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

10.8	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

11	Transfer of Shares

11.1	The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

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11.2	The Directors may in their absolute discretion decline to register any transfer of Shares which is not fully paid up or on which the Company has a lien.

11.3	The Directors may also decline to register any transfer of any Share unless:

(a)	the instrument of transfer is lodged with the Company, accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one Class of Shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; and

(e)	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board of Directors may from time to time require, is paid to the Company in respect thereof.

11.4	The registration of transfers may, on ten (10) calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the Designated Stock Exchange Rules, be suspended and the Register closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register closed for more than thirty (30) calendar days in any calendar year.

11.5	All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within three calendar months after the date on which the transfer was lodged with the Company send notice of the refusal to each of the transferor and the transferee.

12	Transmission of Shares

12.1	The legal personal representative of a deceased sole holder of a Share shall be the only Person recognised by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only Person recognised by the Company as having any title to the Share.

12.2	Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall, upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

12.3	A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such Person to elect either to be registered himself or to transfer the Share, and if the notice is not complied with within ninety (90) calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

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13	Registration of Empowering Instruments

The Company shall be entitled to charge a fee not exceeding one U.S. dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

14	Alteration of Share Capital

14.1	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe.

14.2	The Company may by Ordinary Resolution:

(a)	increase its share capital by new Shares of such amount as it thinks expedient;

(b)	consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(c)	subdivide its Shares, or any of them, into Shares of an amount smaller than that fixed by the Memorandum, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(d)	cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

14.3	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorised by the Companies Act.

15	Redemption, Purchase and Surrender of Shares

15.1	Subject to the provisions of the Companies Act and these Articles, the Company may:

(a)	issue Shares that are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company. The redemption of Shares shall be effected in such manner and upon such terms as may be determined, before the issue of such Shares, by either the Board or by the Shareholders by Special Resolution;

(b)	purchase its own Shares (including any redeemable Shares) on such terms and in such manner and terms as have been approved by the Board or by the Members by Ordinary Resolution, or are otherwise authorised by these Articles; and

(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Act, including out of capital.

15.2	The purchase of any Share shall not oblige the Company to purchase any other Share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

15.3	The holder of the Shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

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15.4	The Directors may accept the surrender for no consideration of any fully paid Share.

16	Treasury Shares

16.1	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

16.2	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

17	General Meetings

17.1	All general meetings other than annual general meetings shall be called extraordinary general meetings.

17.2	The Company may (but shall not be obliged to) in each calendar year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the Directors. At these meetings the report of the Directors (if any) shall be presented.

17.3	The Chairperson or a majority of the Directors may call general meetings, and they shall on a Shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

17.4	A Shareholders’ requisition is a requisition of Members holding at the date of deposit of the requisition Shares which carry in aggregate 10% of all votes attaching to all issued and outstanding Shares of the Company that as at the date of the deposit carry the right to vote at general meetings of the Company.

17.5	The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

17.6	If there are no Directors as at the date of the deposit of the Shareholders’ requisition, or if the Directors do not within thirty (30) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further thirty (30) calendar days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three (3) calendar months after the expiration of the said thirty (30) calendar days.

17.7	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

18	Notice of General Meetings

18.1	At least seven (7) calendar days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place (except in the case of a Virtual Meeting), the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all the Shareholders (or their proxies) entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting, by not less than two-thirds of the Shareholders having a right to attend and vote at the meeting, Present at the meeting.

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18.2	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

19	Proceedings at General Meetings

19.1	No business except for the appointment of a chairperson for the meeting shall be transacted at any general meeting unless a quorum of Shareholders is Present at the time when the meeting proceeds to business. One or more Shareholders holding Shares which carry in aggregate (or representing by proxy) a majority of all votes attaching to all Shares in issue and entitled to vote at such general meeting, Present at the meeting, shall be a quorum for all purposes.

19.2	If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be dissolved.

19.3	If the Directors so determine in respect of a specific general meeting or all general meetings of the Company, Presence at the relevant general meeting may be by means of Communications Facilities. The Directors may determine that any general meeting may be held as a Virtual Meeting. The notice of any general meeting at which Communications Facilities may be utilized (including any Virtual Meeting) must disclose the Communications Facilities that will be used, including the procedures to be followed by any Shareholder or other participant of the general meeting utilizing such Communications Facilities.

19.4	The Chairperson, if any, of the Board of Directors shall preside as chairperson at every general meeting of the Company.

19.5	If there is no such Chairperson of the Board of Directors, or if at any general meeting he is not Present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairperson of the meeting, any Director or Person nominated by the Directors shall preside as chairperson of that meeting, failing which the Shareholders Present shall choose any Person Present to be chairperson of that meeting.

19.6	The chairperson of any general meeting shall be entitled to participate at any such general meeting by Communication Facilities, and to act as the chairperson of such general meeting, in which event the following provisions shall apply:

(a)	he shall be deemed to be Present at the general meeting; and

(b)	if the Communication Facilities fail to enable the chairperson of the general meeting to hear and be heard by other Persons participating in the meeting, then the other Directors Present at the general meeting shall choose another Director Present to act as chairperson of the general meeting for (or for the remainder of) the general meeting; provided that if no other Director is Present at the general meeting, or if all the Directors Present decline to take the chair, then the general meeting shall be automatically adjourned to the same day in the next week and at such time and place as shall be decided by the Directors.

19.7	The chairperson may with the consent of any general meeting at which a quorum is Present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen (14) calendar days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

19.8	The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason, upon notice in writing to Shareholders. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

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19.9	At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairperson of the meeting or any Shareholder Present, and unless a poll is so demanded, a declaration by the chairperson of the meeting that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

19.10	If a poll is duly demanded it shall be taken in such manner as the chairperson of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

19.11	All questions submitted to a meeting shall be decided by an Ordinary Resolution except where a greater majority is required by these Articles or by the Companies Act. In the case of an equality of votes, whether on a show of hands or on a poll, the chairperson of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

19.12	A poll demanded on the election of a chairperson of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairperson of the meeting directs.

20	Votes of Shareholders

20.1	Subject to any rights and restrictions for the time being attached to any Share, on a show of hands every Shareholder Present shall, at a general meeting of the Company, each have one vote and on a poll every Shareholder Present shall have one (1) vote for each Class A Ordinary Share and 480 votes for each Class B Ordinary Share of which he is the holder.

20.2	In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorised representative or proxy) shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

20.3	Shares carrying the right to vote that are held by a Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may be voted, whether on a show of hands or on a poll, by his committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person may vote in respect of such Shares by proxy.

20.4	No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.

20.5	On a poll votes may be given either personally or by proxy.

20.6	Each Shareholder, other than a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)), may only appoint one proxy on a show of hand. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under Seal or under the hand of an officer or attorney duly authorised. A proxy need not be a Shareholder.

20.7	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

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20.8	The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

(a)	not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b)	in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c)	where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded be delivered at the meeting at which the poll was demanded to the chairperson of the meeting or to the secretary or to any Director;

provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited at such other time (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The Chairperson may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

20.9	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

20.10	A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

21	Corporations Acting by Representatives at Meetings

Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.

22	Depositary and Clearing Houses

If a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any Class of Shareholders provided that, if more than one Person is so authorised, the authorisation shall specify the number and Class of Shares in respect of which each such Person is so authorised. A Person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorisation, including the right to vote individually on a show of hands.

23	Directors

23.1	Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than one (1) Director, the exact number of Directors to be determined from time to time by the Board of Directors.

23.2	The Board of Directors shall have a Chairperson elected and appointed by a majority of the Directors then in office. The period for which the Chairperson will hold office will also be determined by a majority of all of the Directors then in office. The Chairperson shall preside as chairperson at every meeting of the Board of Directors. To the extent the Chairperson is not present at a meeting of the Board of Directors within fifteen minutes after the time appointed for holding the same, the attending Directors may choose one of their number to be the chairperson of the meeting.

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23.3	The Company may by Ordinary Resolution appoint any person to be a Director.

23.4	The Board may, by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, appoint any person as a Director, to fill a casual vacancy on the Board or as an addition to the existing Board.

23.5	An appointment of a Director may be on terms that the Director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the Director, if any; but no such term shall be implied in the absence of express provision. Each Director whose term of office expires shall be eligible for re-election at a meeting of the Shareholders or re-appointment by the Board.

23.6	A Director may be removed from office by the affirmative vote of a simple majority of the other Directors present and voting at a Board meeting, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). A vacancy on the Board created by the removal of a Director under the previous sentence may be filled by Ordinary Resolution or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting. The notice of any meeting at which a resolution to remove a Director shall be proposed or voted upon must contain a statement of the intention to remove that Director and such notice must be served on that Director not less than ten (10) calendar days before the meeting. Such Director is entitled to attend the meeting and be heard on the motion for his removal.

23.7	The Board may, from time to time, and except as required by applicable law or Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company and determine on various corporate governance related matters of the Company as the Board shall determine by resolution of Directors from time to time.

23.8	A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to attend and speak at general meetings.

23.9	The remuneration of the Directors may be determined by the Directors or by Ordinary Resolution.

23.10	The Directors shall be entitled to be paid for their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

24	Alternate Director or Proxy

24.1	Any Director may in writing appoint another Person to be his alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be required to sign such written resolutions where they have been signed by the appointing director, and to act in such Director’s place at any meeting of the Directors at which the appointing Director is unable to be present. Every such alternate shall be entitled to attend and vote at meetings of the Directors as a Director when the Director appointing him is not personally present and where he is a Director to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall be deemed for all purposes to be a Director of the Company and shall not be deemed to be the agent of the Director appointing him. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

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24.2	Any Director may appoint any Person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairperson of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting.

25	Powers and Duties of Directors

25.1	Subject to the Companies Act, these Articles and any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in a general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

25.2	Subject to these Articles, the Directors may from time to time appoint any natural person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, chief executive officer, one or more other executive officers, president, one or more vice presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases for any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

25.3	The Directors may appoint any natural person or corporation to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.

25.4	The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

25.5	The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorised signatory (any such Person being an “Attorney” or “Authorised Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorised Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorised Signatory to delegate all or any of the powers, authorities and discretion vested in him.

25.6	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

25.7	The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation.

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25.8	The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any natural person or corporation so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

25.9	Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

26	Borrowing Powers of Directors

The Directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

27	Seal

27.1	The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixing of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

27.2	The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixing of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

27.3	Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

28	Disqualification of Directors

The office of Director shall be vacated, if the Director:

(a)	becomes bankrupt or makes any arrangement or composition with his creditors;

(b)	dies or is found to be or becomes of unsound mind;

(c)	resigns his office by notice in writing to the Company;

(d)	without special leave of absence from the Board, is absent from meetings of the Board for three consecutive meetings and the Board resolves that his office be vacated; or

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(e)	is removed from office pursuant to any other provision of these Articles.

29	Proceedings of Directors

29.1	The Directors may meet together (either within or outside the Cayman Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. At any meeting of the Directors, each Director present in person or represented by his proxy or alternate shall be entitled to one vote. In case of an equality of votes the Chairperson shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

29.2	A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

29.3	The quorum necessary for the transaction of the business of the Board may be fixed by the Directors, and unless so fixed, the quorum shall be a majority of Directors then in office. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

29.4	A Director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the Designated Stock Exchange Rules and disqualification by the chairperson of the relevant Board meeting, a Director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

29.5	A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

29.6	Any Director may act by himself or through his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

29.7	The Directors shall cause minutes to be made for the purpose of recording:

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

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(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

29.8	When the chairperson of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

29.9	A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

29.10	The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

29.11	Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairperson of its meetings. If no such chairperson is elected, or if at any meeting the chairperson is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chairperson of the meeting.

29.12	A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairperson shall have a second or casting vote.

29.13	All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

30	Presumption of Assent

A Director who is present at a meeting of the Board of Directors at which an action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairperson or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

31	Dividends

31.1	Subject to any rights and restrictions for the time being attached to any Shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

31.2	Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

31.3	The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the Directors, be applicable for meeting contingencies or for equalising dividends or for any other purpose to which those funds may be properly applied, and pending such application may in the absolute discretion of the Directors, either be employed in the business of the Company or be invested in such investments (other than Shares of the Company) as the Directors may from time to time think fit.

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31.4	Any dividend payable in cash to the holder of Shares may be paid in any manner determined by the Directors. If paid by cheque it will be sent by mail addressed to the holder at his address in the Register, or addressed to such person and at such addresses as the holder may direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such Shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company.

31.5	The Directors may determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution. Without limiting the generality of the foregoing, the Directors may fix the value of such specific assets, may determine that cash payment shall be made to some Shareholders in lieu of specific assets and may vest any such specific assets in trustees on such terms as the Directors think fit.

31.6	Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the Share.

31.7	If several Persons are registered as joint holders of any Share, any of them may give effective receipts for any dividend or other moneys payable on or in respect of the Share.

31.8	No dividend shall bear interest against the Company.

31.9	Any dividend unclaimed after a period of six calendar years from the date of declaration of such dividend may be forfeited by the Board of Directors and, if so forfeited, shall revert to the Company.

32	Accounts, Audit and Annual Return and Declaration

32.1	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

32.2	The books of account shall be kept at the Registered Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

32.3	The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right to inspect any account or book or document of the Company except as conferred by law or authorised by the Directors or by Ordinary Resolution.

32.4	The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Directors or failing any determination as aforesaid shall not be audited.

32.5	The Directors may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.

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32.6	Every auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

32.7	The auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Members.

32.8	The Directors in each calendar year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

33	Capitalisation of Reserves

33.1	Subject to the Companies Act, the Directors may:

(a)	resolve to capitalise an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), which is available for distribution;

(b)	appropriate the sum resolved to be capitalised to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c)	make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)	authorise a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)	the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

(ii)	the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)	generally do all acts and things required to give effect to the resolution.

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33.2	Notwithstanding any provisions in these Articles, the Directors may resolve to capitalise an amount standing to the credit of reserves (including the share premium account, capital redemption reserve and profit and loss account) or otherwise available for distribution by applying such sum in paying up in full unissued Shares to be allotted and issued to:

(a)	employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members; or

(b)	any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or Members.

34	Share Premium Account

34.1	The Directors shall in accordance with the Companies Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

34.2	There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

35	Notices

35.1	Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it by airmail or a recognised courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile to any facsimile number such Shareholder may have specified in writing for the purpose of such service of notices, or by placing it on the Company’s Website should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

35.2	Notices sent from one country to another shall be sent or forwarded by prepaid airmail or a recognised courier service.

35.3	Any Shareholder Present at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

35.4	Any notice or other document, if served by:

(a)	post, shall be deemed to have been served three (3) calendar days after the time when the letter containing the same is posted;

(b)	facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or

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(d)	electronic means, shall be deemed to have been served immediately (i) upon the time of the transmission to the electronic mail address supplied by the Shareholder to the Company or (ii) upon the time of its placement on the Company’s Website.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

35.5	Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

35.6	Notice of every general meeting of the Company shall be given to:

(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

36	Information

36.1	Subject to the relevant laws, rules and regulations applicable to the Company, no Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

36.2	Subject to due compliance with the relevant laws, rules and regulations applicable to the Company, the Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register and transfer books of the Company.

37	Indemnity

37.1	Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other officer for the time being and from time to time of the Company (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, wilful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

37.2	No Indemnified Person shall be liable:

(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company;

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(b)	for any loss on account of defect of title to any property of the Company;

(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested;

(d)	for any loss incurred through any bank, broker or other similar Person;

(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)	for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, willful default or fraud.

38	Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31st in each calendar year and shall begin on January 1st in each calendar year.

39	Non-Recognition of Trusts

No Person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register.

40	Winding Up

40.1	If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Act, divide amongst the Members in specie or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

40.2	If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

41	Amendment of Articles of Association

Subject to the Companies Act, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

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42	Closing of Register or Fixing Record Date

42.1	For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case thirty(30) calendar days in any calendar year.

42.2	In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within ninety (90) calendar days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

42.3	If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

43	Registration by way of Continuation

The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

44	Disclosure

The Directors, or any service providers (including the officers, the Secretary and the registered office provider of the Company) specifically authorised by the Directors, shall be entitled to disclose to any regulatory or judicial authority or to any stock exchange on which securities of the Company may from time to time be listed any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.

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